FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly results of Telefónica Group: January- September 2005	62

Quarterly results

January-September 2005

TABLE OF CONTENTS

Telefónica Group

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business

    Telefónica de España Group

    Telefónica Latinoamérica Group

Mobile Business

Cesky Telecom

Other Business

    Directories Business

    Atento Group

    Content and Media Business

    Telefónica Deutschland Group

ADDENDA

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final information under these regulations. In addition, the IFRS financial information contained herein may not be comparable to financial information published by Telefónica that was prepared under Spanish GAAP.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish–language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	September

	2005	2004	% Chg

Fixed telephony accesses (1)	41,001.1	37,573.0	9.1
Internet and data accesses	12,549.0	10,593.3	18.5
Narrowband	5,503.3	6,101.6
Broadband	6,251.7	4,082.1
ADSL (2)	5,286.5	3,370.8
Retail (3)	4,438.4	2,851.1
Other accesses (4)	794.1	409.5
Unbundled loops (5)	361.3	72.2
Pay TV	543.4	399.9	35.9
Cellular accesses (6)	93,581.1	58,630.0	59.6
Total Accesses	147,674.5	107,196.2	37.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) T. Deutschland's connections resold on a retail basis and Cable Modem in Peru included.
(3) Includes Cable Modem in Peru. TdE Retail includes Terra form 3Q05, Línea ADSL and satellite. TASA Retail includes ISP in the north part of the country.
(4) Cable modem El Salvador, WiFi clients, satellite Latam, fiber and leased circuits included.
(5) Includes fully unbundled loops and shared loops.
(6) Since the cancellation of Movistar Puerto Rico’s management contract in September 2004 , its subscriber base is excluded from the Group subscriber base.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results during the first nine months of the year are the following:

  Growth accelerated for every line in the profit and loss account compared with first half of 2005:

  Revenues grew by 24.2% year–on–year, OIBDA by 20.0% and OI by 24.5%.

  Net income increased by 36.2% to total 3,253.3 million euros. Basic earnings per share stood at 0.665 euros vs. 0.477 in September 2004.

  In the third quarter alone, revenues and OIBDA were 32.3% and 27.8% higher than those recorded in the July–September 2004 period, while OI and net income increased by 29.1% and 53.3% respectively.

  Operating free cash flow (OIBDA–CapEx) rose once again and profitability improved:

  13.4% increase in the operating free cash flow (OIBDA–CapEx) compared with the previous year, amounting to 7,613.9 million euros.

  The Group's OIBDA margin stood at 39.9% (–1.4 percentage points year–on–year), 1.8 percentage points higher than in the first half of the year, thanks to solid margins obtained in the fixed telephony businesses and the improvement in the mobile business margin improved margin.

  Significant growth in the Group's total accesses (+37.8% year–on–year to 147.7 million), obtained through intense commercial activity and the incorporation of BellSouth Latin American operators and Cesky Telecom:

  Growth in the number of clients managed by the Telefónica Móviles Group exceeded the 89 million mark as of September (+52.0% vs. September 2004), recording net adds of 2.6 million in the third quarter and 11.01 million in the first nine months of 2005.

  The Group's retail ADSL connections reached 4.4 million (Spain, Latin America and the Czech Republic), vs. 2.9 million as of September 30th 2004.

  The positive contribution of the exchange rates to the Group's results accelerated. As of September forex added +3.0 percentage points to revenue growth (+1.2 percentage points as of June), +3.0 percentage points to the OIBDA increase (+1.4 percentage points as of June) and +2.3 percentage points to OI expansion (+1.1 percentage points as of June).

  Organic growth2 in Revenues, OIBDA and OI reached 9.9%, 6.7% and 16.6% respectively, as a result of the solid performance of operations.

  Telefónica Group upgrades its consolidated revenue growth3 for 2005, from the initial range of 12% to 15% to a new forecast of over 15%. Telefónica de España Group also upgrades its 2005 revenue growth target (over 4%, up from +0.5%/+2%).

1 Excludes the adjustments of 300,000 inactive lines in Mexico, not longer considered in the reported customer base as of the second quarter of 2005.
2 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July–September 2004.
3 All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T.Latam).

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Starting third quarter 2005, Terra Networks results will be included in the Telefónica de España Group and Telefónica Latinoamérica Group results. Hence, Terra España, Azeler and Maptel results will be incorporated within the Telefónica de España Group, whereas Terra in Latin America will be incorporated in the Telefónica Latinoamérica Group's results. The Terra Networks Group results from the first and second quarter of 2005 and from fiscal year 2004 will be incorporated into Other Companies in the Telefónica Group accounts.

Also starting in the third quarter of 2005, the Cesky Telecom results corresponding to the July–September 2005 period will be incorporated as an independent business line, at the closing of its acquisition last June.

The economic and financial results of the Telefónica Group corresponding to the first nine months of 2005 reflect a sharp acceleration in the growth of revenues (+24.2% year on year) and the profitability of operations (OIBDA +20.0% year–on–year and OI +24.5% year–on–year), in a quarter characterized once again by the strong commercial activity developed primarily in high growth businesses (mobile and broadband). The solid performance of operations have led to an increase in the Operating free cash flow at a double–digit rate (+13.4% year–on–year) and to record a net income of over 3,200 million euros, up 36.2% on the previous year.

As a result, Telefónica Group upgrades its revenue1 growth target for 2005, from the initial range of 12% to 15% to a new forecast of over 15%. The remaining Group targets for 2005 are unchanged: OIBDA1 growth +10%/+13%2, OI1 growth +12%/+18%2, and CapEx1 around 4,600 million euros.

By business lines, Telefónica de España Group upgrades its revenue growth target for 2005, from the previous +0.5%/+2% to a growth of over 4%. TPI Group upgrades its revenue3 growth target to +5.5%/+6.5% up from the prior +3%/+5% and changes its OIBDA3 growth target to +7%/+8% from +7%/+9% before. Consolidated financial targets for Telefónica Móviles Group and Telefónica Latinoamérica Group are unchanged.

1 All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T.Latam).
2 In terms of guidance calculation, Operating Income and Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2005. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.
3 Constant exchange rates as of 2004.

Once again this quarter, the results reflect the diversification of being an integrated operator. The cellular business remained the main contributor to revenues (+41.7% vs. January–September 2004), whereas the fixed operators are the main contributors to profitability, with a significant increase in OI compared with September of the previous year (Telefónica de España Group +29.9% and Telefónica Latinoamérica Group+ 34.0%, excluding the sale of CTC mobile business in July 2004).

Moreover, it´s important to highlight the positive impact of exchange rates, which is emphasized as the year progresses. Thus, to September 2005 the exchange rate effect contributed 3.0 percentage points to the growth in revenues, 3.0 percentage points to that of OIBDA and 2.3 percentage points to that of OI.

The positive evolution of revenues is based on the strong growth of its client base. As a result, on September 30th the Telefónica Group managed a total of 147.7 million accesses (fixed telephony accesses, data and internet accesses, Pay TV and cellular accesses), compared with the 107.2 million managed in September 2004 (+37.8%). The Czech operator Cesky Telecom contributed already with 8.2 million accesses.

The increase in total accesses was mainly due to growth in cellular accesses. The total number of clients managed by the Telefónica Móviles Group grew by 52.0% compared with September 2004, to a total of 89.1 million. In the third quarter, there was an intense commercial activity (net adds of 2.6 million), although below the one recorded in the previous quarter (net adds of 5.4 million) due to seasonality and the strong impact of the launch of the movistar brand last April. The highest number of additions was recorded in Latin America, due to the significant stage of development of almost all its markets, reaching 65.6 million clients in the region (+75.7% compared with September 2004), whereas Spain contributed with 19.6 million clients, up 5.0% on the previous year, which is an important growth in such a mature market as Spain. By the end of the quarter, Medi Telecom recorded 3.8 million clients (+49.2% year–on–year).

Broadband, one of the main levers of growth for the Group, continued to progress notably. By September end, retail ADSL lines in Spain, Latin America and the Czech Republic amounted to 4.4 million, up 55.7% on September of the previous year. By regions, retail ADSL connections in Spain totaled 2.4 million (+67.4% year–on–year). The number of retail ADSL accesses in Latin America grew by 60.7% to reach 1.9 million, of which 1.1 million corresponded to Telesp (0.7 million one year ago).

In January–September 2005 the operating free cash flow (OIBDA–CapEx) grew by 13.4% to 7,613.9 million euros, driven by the cellular business (+12.2%) and the fixed telephony business (Telefónica de España Group +5.1% and Telefónica Latinoamérica Group, +14.4%, excluding the sale of CTC mobile business in July 2004).

Revenues amounted to 27,402.2 million euros during the first nine months of the year, 24.2% more than in the same period of the previous year due to the general growth of all business lines, particularly the cellular business. Growth rates clearly accelerated over the third quarter of the year (+32.3% vs. July–September 2004), driven primarily by the positive impact of exchange rates and the incorporation of Cesky Telecom (contributed with 2.3 percentage points to the growth). Hence, in the period January–September, organic growth4 stood at 9.9% (+10.1% in January–June 2005), with a positive contribution by the Group's main three business lines.

The cellular business recorded revenues of 12,050.0 million euros in the January-September 2005 period, 41.7% more than in the same period of the previous year. This variation is due, on one hand, to the incorporation of Latin American operators acquired to BellSouth in 2004 and early 2005, and, on the other hand, to the good evolution of operations, particularly the contribution from Spain (+8.2%), Venezuela (revenues of 993 million euros) and Argentina (revenues of 707 million euros).

4 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July–September 2004.

The cellular business recorded revenues of 12,050.0 million euros in the January–September 2005 period, 41.7% more than in the same period of the previous year. This variation is due, on one hand, to the incorporation of Latin American operators acquired to BellSouth in 2004 and early 2005, and, on the other hand, to the good evolution of operations, particularly the contribution from Spain (+8.2%), Venezuela (revenues of 993 million euros) and Argentina (revenues of 707 million euros).

Revenues from the Telefónica de España Group amounted to 8,728.6 million euros over the first nine months of the year ( Terra operations in Spain are contributing with 9.0 million euros) and grew 5.1% year–on–year (+5.0% excluding the effect of Terra), highlighting the performance of revenues from internet and broadband services (+29.1%). Excluding the incorporation of the Terra subsidiaries, the growth rate of revenues slowed down over the third quarter (+4.0% compared with +4.9% in the second quarter and +6.0% in the first quarter), primarily due to the elimination of the positive effect related to 2004 monthly fee increase (revenues from traditional access –2.0%) and to the decline in SIM bonuses (Comprehensive Maintenance Service).

In the first three quarters of 2005, the Telefónica Latinoamérica Group totaled revenues of 5,913.5 million euros (Terra operations in Latin American accounted for 54.4 million euros), an increase of 18.1% over the previous year in current euros, with a significant contribution from the exchange rates. It is worth to mention the growing trend in the year–on–year variation rate of revenues over the year (first quarter +4.5%, second quarter +20.6% and third quarter +29.0%). Excluding the exchange rate effect and the incorporation of Terra, the year–on–year growth would have dropped to 6.5%, the same than in the first six months of the year. This increase is explained by the contribution of Telesp, with sales increasing 7.7% in local currency (+7.3% in the first half of the year), reflecting the good performance of the broadband business and the tariff increase that took place last July.

By geographical areas, Spain remained the main contributor towards consolidated revenues with 53.6% of the total, although this was down 8.8 percentage points over the same period in 2004. This decline was due to the higher contribution from Latin America (40.8% vs. 33.0% twelve months ago) because of the geographic diversification achieved after the acquisition of the BellSouth Latin American operators .Brazil's contribution remained significant (17.8% of total revenues, up 0.3 percentage points on September 2004). In the other hand, following the acquisition of Cesky Telecom, revenues from the Chezh Republic represented 1.9%, after the consolidation of the period July–September 2005.

Changes in the consolidation perimeter following the purchase of the 10 BellSouth operators in Latin America and Cesky Telecom, together with increased commercial intensity by the Telefónica Group and the exchange rate effect, pushed operating expenses upwards to total 16,758.1 million euros by September, 26.8% higher than during the same period of the previous year (+23.2% in the first half of 2005).

By items, supplies expenses increased by 32.9% (+29.9% in constant euros vs. +29.2% in June) associated with the cellular business (higher interconnection expenses and incorporation of BellSouth Latin American operators) and with Telefónica de España Group due to the purchase of equipment (ADSL and Imagenio).

Personnel expenses recorded a year–on–year increase of 7.2% in comparison with the January–September 2004 period (+5.3% excluding the exchange rate effect). The average Group workforce at September stood at 185,763 employees, a 21.3% variation due to the increased workforce from the Atento Group and from companies included in the Group's consolidation perimeter. Excluding the Atento Group, the increase in workforce would have been reduced to 11.3%. With regard to the Telefónica de España 2003–2007 Redundancy Program, the provision related to the 1,750 applications accepted in 2005 were already accounted for in the first half of the year for 531.2 million euros.

External services expenses recorded a 37.7% increase in relation to the first nine months of the previous year (+33.7% in constant euros, +34.7% in January–June 2005) due to intensified commercial efforts in an environment of high competition and growth in the fixed and cellular business.

In the first nine months of 2005, the Telefónica Group reported a gain on sale of fixed assets for 177.6 million euros, primarily corresponding to the items accrued in the first half of the year: capital gains from the sale of Radio Continental, Radio Estéreo (both from the ATCO Group), Infonet, the sale of 1.2% of the TPI share capital and the sale of real state.

The consolidated operating income before D&A (OIBDA) accumulated at the end of the third quarter amounted to 10,944.5 million euros, a 20.0% growth in relation to the same period in the previous year, accelerating the variation rate of the first six months of the year (+15.3%). Hence, in the July–September period, OIBDA rose significantly versus the third quarter of 2004 (+27.8%). The organic year–on–year growth5 accumulated to September stood at 6.7%, 0.1 percentage points more than that registered to June. Exchange rates made a positive contribution for the second consecutive quarter, adding 3.0 percentage points to the OIBDA growth (+1.4 percentage points in the first half 2005).

5 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July–September 2004.

In terms of profitability, the cumulative OIBDA margin reached 39.9% at September, lower than the 41.3% recorded in January–September 2004, mostly due to the fall in the cellular business OIBDA margin (–6.6 percentage points to 35.1%). However, it is important to note the improved margin as a percentage of revenues of the Telefónica Group in relation to that obtained during the first half of the year (+1.8 percentage points) also mostly due to the cellular business (+1.9 percentage points).

The cellular business OIBDA totaled 4,226.5 million euros in the January–September 2005 period, 38.6% of the total OIBDA and up 19.4% in relation to the previous year. Higher commercial costs in the markets of operations and last April's brand launch justify the lower profitability of the business over the year (OIBDA margin 35.1% vs. 41.6%). However, there was a significant improvement in the third quarter, placing the margin at 38.4% (30.9% in the second quarter of 2005) basically due to the recovery of the Telefónica Móviles España OIBDA margin (49.1% vs. 43.3% in the second quarter) and the lower commercial costs in the Latin American operators.

The Telefónica de España Group (31.9% of total OIBDA) recorded OIBDA of 3,486.2 million euros over the first nine months of the year (Terra operations contributed with 14.8 million euros), an 8.0% year–on–year increase, slowed down versus the first half growth (+10.3%). The cumulative OIBDA margin at September stood at 39.9%, 1.1 percentage points above that recorded in January–September of the previous year (45.9% versus 46.6% excluding the E.R.E provision in both periods). This margin amounted to 46.0% in the third quarter, because no provision had been accounted for in relation to 2003–2007 Redundancy Program.

At Telefónica Latinoamérica, OIBDA (24.6% of consolidated OIBDA) stood at 2,688.6 million euros (Terra's Latin American operations contributed with +6.5 million euros), representing a 1.9% increase over the first nine months of 2004. In constant euros and excluding the contribution of Terra Latam, OIBDA declined at 7.5%. This growth rate was affected by the accounting of the sale of the CTC cellular subsidiary to the Telefónica Móviles Group in July 2004. Excluding this effect, year–on–year OIBDA growth stood at 21.4% (+10.2% excluding exchange rate variations and Terra Latam). OIBDA margin, excluding the gain on sale of fixed assets for both periods, amounted to 44.2%, stable compared to the previous year.

By regions, Spain represented 60.3% of consolidated OIBDA, down 8.3 percentage points on September 2004. Latin America, however, increased its contribution to 35.6% (33.7% twelve months ago). Brazil remained practically stable with regard to the previous year (18.5% at September 2005 vs. 18.1% in September 2004). The Czech Republic after the incorporation of Cesky Telecom since July 2005, represented +2.3% of the consolidated OIBDA.

Depreciation recorded a 14.6% year–on–year growth (+9.2% in the first half 2005) to reach an absolute figure of 4,820.0 million euros in January–September 2005. It must be highlighted that the third quarter included the depreciation of Cesky Telecom. In the first nine months of the fiscal year 2005 depreciation of the cellular business increased by 51.6% year–on–year due to changes in the consolidation perimeter, including 229 million euros associated with the amortization of allocated intangible assets related to the acquisition of Telefónica Móvil Chile and BellSouth Latin American operators. As a result of the evolution of OIBDA and depreciation, operating income (OI) for the January–September 2005 period stood at 6,124.5 million euros, a year–on–year growth of 24.5% and 3.2 percentage points higher than January–June 2005. Organic growth6 stood at 16.6% compared with +17.0%7 in June.

6 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July–September 2004.
7 The organic growth published in January–June 2005 (+12.6%) was modified given that this figure did not include depreciation corresponding to the intangible assets of BellSouth Latin American operators in the cellular business.

The positive results of associated companies stood at 9.6 million euros compared with the 52.0 million euros losses accounted for in the first three quarters of 2004. This improvement was mainly due to the reduction in losses attributable to Sogecable, the positive contribution of Medi Telecom, the higher contribution made by Portugal Telecom and the lower losses of Lycos Europe and IPSE–2000.

Financial expenses amounted to 1,129.2 million euros in the first nine months, 7.7% above the same period in the year before, that is, 80.8 million euros more. 165 million euros are due to the 16% increase in the average net debt, and the remaining 87 million euros are related to the increase in the Latam debt (higher after the acquisition of the BellSouth assets and the increase in the interest rates in Brazil) with savings of 171 million euros as a consequence of better exchange and interest rates in the Group.

The net free cash flow after CapEx generated by the Telefónica Group amounted to 4,227.7 million euros for the nine months of the year, adding to this figure 84.2 million euros corresponding to net cash received from sale of real estate. Of this 4,854.6 million euros were devoted to financial investments and 2,277.9 million euros for net payment for dividends and treasury stock, totaling 2,770.6 million euros of free cash flow after dividends. Free cash flow stood at 4,517.9 million euros (according to the criteria used at the III and IV Investor Conferences) prior to payments made to amortize commitments related to headcount reduction plan and the ordinary payments to minority interests.

The Telefónica Group´s net financial debt at the end of September 2005 stood at 28,676.1 million euros. 56% of the increase in debt during the year was due to the free cash flow after dividends of 2,770.6 million euros, 25% due to the appreciation of the dollar and the Latin American currencies against the euro throughout the first nine months of the year, which accounted for 1,240.6 million euros of the increase in debt. The remaining 19% corresponds to the changes in the consolidation perimeter after the acquisition of BellSouth subsidiaries in Argentina and Chile and Cesky Telecom. Total debt (including guarantees and labor commitments for a total of 3,720.6 million euros) amounted to 32,396.7 million euros, equivalent to 2.13 times OIBDA annualized for the period, including Cesky Telecom.

The tax provision totaled in the first nine months of the year 1,455.3 million euros (29.1% tax rate), although the cash outflow for the Group will be reduced even further as negative tax bases are compensated for.

The results attributed to minority interest deducted 296.2 million euros from the net income for the January–September 2005 period, in comparison with the -220.2 million euros of the same period in 2004. This 34.5% increase is mainly due to: 1) the participation of minority interests in the net income of Cesky Telecom since July 1st 2005, 2) the positive net income of Terra Networks in January–June 2005 compared with the losses of the previous year (Telefónica S.A. merged with Terra Networks, S.A. in July 2005, by absorption of the second one by the first one) and 3) the higher net income achieved by Telesp.

As a result of all the described items on the profit and loss account, the net income for the first nine months of 2005 totaled 3,253.3 million euros, up 36.2% on January–September 2004 after recording a net income of 1,418.2 million euros in the third quarter of the year (+53.3% year–on–year).

Cumulative CapEx by the end of the third quarter of the year amounted to 3,330.6 million euros and increased by 38.3% (organic growth8 +19.3%) in comparison with the same period of 2004 due to the generalized growth in all business lines. The year–on–year growth of the Telefónica Latinoamérica Group (+51.0%) and the Telefónica de España Group (+16.7%) is due to the greater level of investment in the broadband business. The cellular business grew by a year–on–year 35.8% due to increased network capacity in Spain, Brazil and Mexico and the GSM network deployment in Colombia. However, it should be noted that there is a strong cyclical component to the investment, so that this performance cannot be extrapolated to the full year.

8 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July–September 2004.

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January – September

	2005	2004	% Chg

Revenues	27,402.2	22,063.0	24.2
Operating income before D&A (OIBDA)	10,944.5	9,121.9	20.0
Operating income (OI)	6,124.5	4,917.4	24.5
Income before taxes	5,004.8	3,817.0	31.1
Net income	3,253.3	2,389.2	36.2
Basic earnings per share	0.665	0.477	39.6
Weighted average number of ordinary shares outstanding during the period (millions)	4,890.7	5,013.1	(2.4)

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plan for employees "Programa TIES". Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid–in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	January – September			January – September			January – September
	2005	2004	% Chg	2005	2004	% Chg	2005	2004	%Chg

Telefónica de España Group	8,728.6	8,308.1	5.1	3,486.2	3,228.9	8.0	1,857.9	1,430.0	29.9
Telefónica Latinoamérica Group	5,913.5	5,005.5	18.1	2,688.6	2,639.7	1.9	1,380.0	1,455.4	(5.2)
Cellular Business	12,050.0	8,504.3	41.7	4,226.5	3,540.4	19.4	2,546.7	2,432.1	4.7
Cesky Telecom	509.4	–	n.c.	252.7	–	n.c.	110.0	–	n.c.
Directories Business	470.4	449.9	4.5	162.1	158.8	2.1	144.4	142.5	1.3
Atento Group	608.6	432.2	40.8	82.6	60.8	35.9	61.9	34.6	78.7
Content & Media Business	878.7	831.9	5.6	167.1	128.4	30.2	146.7	108.8	34.8
Other companies (*)	641.8	946.9	(32.2)	(84.7)	(172.2)	(50.8)	(143.8)	(303.7)	(52.6)
Eliminations	(2,398.7)	(2,415.8)	(0.7)	(36.6)	(462.9)	(92.1)	20.7	(382.3)	c.s.
Total Group	27,402.2	22,063.0	24.2	10,944.5	9,121.9	20.0	6,124.5	4,917.4	24.5

Starting third quarter 2005, Terra Networks results will be included in the Telefónica de España Group and Telefónica Latinoamérica Group results. The Terra Networks Group results from the first and second quarter of 2005 and from fiscal year 2004 will be incorporated into Other Companies in the Telefónica Group accounts.

Also starting in the third quarter of 2005, the Cesky Telecom results corresponding to the July–September 2005 period will be incorporated as an independent business line, whose acquisition was last June.

(*) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January – September

	2005	2004	% Chg

Telefónica de España Group	925.4	793.0	16.7
Telefónica Latinoamérica Group	643.7	426.3	51.0
Cellular Business	1,461.9	1,076.8	35.8
Cesky Telecom	41.9	–	n.c.
Directories Business	12.0	12.7	(5.5)
Atento Group	26.6	14.5	83.7
Content & Media Business	14.7	17.8	(17.5)
Other companies & Eliminations	204.5	67.0	205.3
Total Group	3,330.6	2,407.9	38.3

Starting third quarter 2005, Terra Networks results will be included in the Telefónica de España Group and Telefónica Latinoamérica Group results. The Terra Networks Group results from the first and second quarter of 2005 and from fiscal year 2004 will be incorporated into Other Companies in the Telefónica Group accounts.

2004 data of Telefónica Latinoamérica Group and Total Group is adapted to the new accounting criteria (IFRS) for IRUs.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	27,402.2	22,063.0	24.2	10,042.5	7,593.1	32.3
Internal expenditure capitalized in fixed assets (1)	338.1	305.0	10.8	112.9	101.7	11.1
Operating expenses	(16,758.0)	(13,212.9)	26.8	(5,735.9)	(4,267.7)	34.4
Supplies	(7,124.1)	(5,361.2)	32.9	(2,571.7)	(1,865.3)	37.9
Personnel expenses	(4,215.4)	(3,931.1)	7.2	(1,291.1)	(1,080.5)	19.5
Subcontracts	(4,887.4)	(3,548.9)	37.7	(1,687.6)	(1,201.6)	40.4
Taxes	(531.2)	(371.7)	42.9	(185.4)	(120.3)	54.2
Other net operating income (expense)	(203.7)	(39.5)	n.s.	(105.0)	(20.9)	n.s.
Gain (loss) on sale of fixed assets	177.6	18.9	n.s.	13.3	(17.5)	c.s.
Impairment of goodwill and other assets	(11.7)	(12.6)	(7.5)	(4.9)	(7.2)	(32.5)
Operating income before D&A (OIBDA)	10,944.5	9,121.9	20.0	4,323.1	3,381.5	27.8
Depreciation and amortization	(4,820.0)	(4,204.4)	14.6	(1,727.1)	(1,371.2)	26.0
Operating income (OI)	6,124.5	4,917.4	24.5	2,596.1	2,010.4	29.1
Profit from associated companies	9.6	(52.0)	c.s.	4.3	(9.7)	c.s.
Net financial income (expense)	(1,129.2)	(1,048.4)	7.7	(395.5)	(449.9)	(12.1)
Income before taxes	5,004.8	3,817.0	31.1	2,204.9	1,550.7	42.2
Income taxes	(1,455.3)	(1,148.8)	26.7	(648.6)	(507.8)	27.7
Income from continuing operations	3,549.5	2,668.3	33.0	1,556.3	1,042.9	49.2
Income (Loss) from discontinued operations	0.0	(58.9)	c.s.	0.0	(17.1)	c.s.
Minority interest	(296.2)	(220.2)	34.5	(138.1)	(100.6)	37.3
Net income	3,253.3	2,389.2	36.2	1,418.2	925.2	53.3

Weighted average number of ordinary shares outstanding during the period (millions)	4,890.7	5,013.1	(2.4)	4,877.9	4,954.4	(1.5)
Basic earnings per share	0.665	0.477	39.6	0.291	0.187	55.7

(1) Including work in process.

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plan for employees "Programa TIES". Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid–in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	September

	2005	2004	% Chg

Non–current assets	57,982.2	45,642.4	27.0
Intangible assets	6,872.5	4,564.2	50.6
Goodwill	9,394.4	4,369.1	115.0
Property, plant and equipment and Investment property	27,961.5	23,111.8	21.0
Long–term financial assets and other non–current assets	5,546.5	4,917.9	12.8
Deferred tax assets	8,207.3	8,679.3	(5.4)
Current assets	13,905.5	11,979.2	16.1
Inventories	903.8	634.1	42.5
Trade and other receivables	7,459.1	5,652.1	32.0
Current tax receivable	1,561.5	1,226.8	27.3
Short–term financial investments	1,415.0	3,722.3	(62.0)
Cash and cash equivalents	2,548.9	722.8	n.s.
Non–current assets classified as held for sale	17.1	21.1	(18.8)

Total Assets = Total Equity and Liabilities	71,887.6	57,621.5	24.8

Equity	14,924.8	12,086.8	23.5
Equity attributable to equity holders of the parent	12,265.0	10,434.3	17.5
Minority interest	2,659.8	1,652.4	61.0
Non–current liabilities	34,750.8	27,796.8	25.0
Long–term financial debt	23,884.2	17,211.3	38.8
Deferred tax liabilities	1,999.9	1,414.8	41.4
Long–term provisions	7,632.4	7,932.4	(3.8)
Other long–term liabilities	1,234.3	1,238.3	(0.3)
Current liabilities	22,212.1	17,737.9	25.2
Short–term financial debt	9,094.8	8,275.6	9.9
Trade and other payables	6,061.9	4,596.5	31.9
Current tax payable	2,345.8	1,618.8	44.9
Short–term provisions and other liabilities	4,709.6	3,243.5	45.2
Liabilities associated with non–current assets classified as held for sale	0.0	3.6	n.s.

Financial Data
Net Financial Debt (1)	28,676.1

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt – Short term financial investments – Cash and cash equivalents – Long term financial assets and other non–current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January – September

		2005	2004	% Chg

I	Cash flows from operations	9,303.8	8,287.3	12.3
II	Net interest payment (1)	(934.7)	(952.7)
III	Payment for income tax	(1,017.1)	(151.0)
A=I+II+III	Net cash provided by operating activities	7,352.0	7,183.6	2.3
B	Payment for investment in fixed and intangible assets	(3,074.3)	(2,526.2)
C=A+B	Net free cash flow after CAPEX	4,277.7	4,657.4	(8.2)
D	Net Cash received from sale of Real Estate	84.2	210.8
E	Net payment for financial investment	(4,854.6)	(156.2)
F	Net payment for dividends and treasury stock (2)	(2,277.9)	(3,341.4)
G=C+D+E+F	Free cash flow after dividends	(2,770.6)	1,370.6	C.S.
H	Effects of exchange rate changes on net financial debt	1,240.6
I	Effects on net financial debt of changes in consolid. and others	970.5
J	Net financial debt at beginning of period	23,694.4
K=J–G+H+I	Net financial debt at end of period	28,676.1

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January – September

	2005	2004	% Chg

OIBDA	10,944.5	9,121.9	20.0
– CAPEX accrued during the period (EoP exchange rate)	(3,330.6)	(2,407.9)
– Payments related to commitments	(665.4)	(679.1)
– Net interest payment	(934.7)	(952.7)
– Payment for income tax	(1,017.1)	(151.0)
– Results from the sale of fixed assets	(177.7)	(18.9)
– Invest. in working cap. and other deferred income and expenses	(541.4)	(254.9)
= Net Free Cash Flow after Capex	4,277.7	4,657.4	(8.2)
+ Net Cash received from sale of Real Estate	84.2	210.8
– Net payment for financial investment	(4,854.6)	(156.2)
– Net payment for dividends and treasury stock	(2,277.9)	(3,341.4)
= Free Cash Flow after dividends	(2,770.6)	1,370.6	C.S.

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003–2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

	jan–sep 2005	jan–sep 2004
Net Free Cash Flow after Capex	4,277.7	4,657.4
+ Payments related to cancellation of commitments	502.9	542.4
– Ordinary dividends payment to minoritaries	(262.7)	(764.6)
= Free Cash Flow	4,517.9	4,435.2

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		September 2005

	Long–term debt	24,476.7
	Short term debt including current maturities	9,094.8
	Cash and Banks	(2,548.9)
	Short and Long–term financial investments (1)	(2,346.5)
A	Net Financial Debt	28,676.1
	Guarantees to IPSE 2000	435.7
	Guarantees to Newcomm	83.9
B	Commitments related to guarantees	519.6
	Gross commitments related to workforce reduction (2)	5,465.0
	Value of associated Long–term assets (3)	(763.0)
	Taxes receivable (4)	(1,501.0)
C	Net commitments related to workforce reduction	3,200.9
A + B + C	Total Debt + Commitments	32,396.7

	Net Financial Debt / OIBDA (5)	1.89x
	Total Debt + Commitments/ OIBDA (5)	2.13x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.

(2) Mainly in Spain, except 86.0 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre–retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".

(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long–term deposits that cover the materialization of technical reserves of the Group insurance companies.

(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on annualized OIBDA. Including Cesky Telecom January–September 2005 OIBDA.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)		Balance Sheet and CapEx (2)

	Jan – Sep 2005	Jan – Sep 2004	September 2005	September 2004

USA (US Dollar/Euro)	1.261	1.225	1.204	1.241
Argentina (Argentinean Peso/Euro)	3.661	3.592	3.504	3.699
Brazil (Brasilian Real/Euro)	3.131	3.639	2.676	3.547
Czech Republic (Czech Crown/Euro)	29.682	–	29.550	–
Chile (Chilean Peso/Euro)	719.424	751.880	636.943	757.576
Colombia (Colombian Peso/Euro)	2,941.176	3,267.974	2,754.821	3,215.434
El Salvador (Colon/Euro)	11.038	10.717	10.536	10.858
Guatemala (Quetzal/Euro)	9.639	9.810	9.217	9.823
Mexico (Mexican Peso/Euro)	13.805	13.805	13.065	14.160
Nicaragua (Cordoba/Euro)	20.986	19.402	20.396	20.016
Peru (Peruvian Nuevo Sol/Euro)	4.117	4.225	4.027	4.147
Uruguay (Uruguayan Peso/Euro)	31.192	35.894	28.843	34.002
Venezuela (Bolivar/Euro)	2,645.503	2,352.941	2,590.674	2,380.952

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 30/09/05 y 30/09/04.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

Telefónica de España Group results for the third quarter confirmed the positive progress recorded over the year. Hence, revenues and OIBDA grew by 5.1% and 8.0% respectively from January to September 2005, compared with the same period in 2004. Excluding the impact of the integration of Terra assets in Spain during the third quarter of 2005, these increases would reach 5.0% and 7.5%, respectively.

As a result of the above, Telefónica de España Group upgrades the announced 2005 revenue guidance from the initial range of 0.5% to 2.0% growth, to a growth target above 4.0%. The remaining 2005 financial targets remain unchanged.

From a commercial viewpoint, the third quarter of 2005 was marked by the launch of double and triple play offers by Telefónica de España and by the strengthening of the commercial offer for Imagenio. The promotion of these new products, and of other offers and promotions for broadband services that have been launched represent the main actions of the Company aimed at maintaining market leadership. Below are details of the main products and services launched during the quarter in the broadband business:

  Launch on September 11th of a commercial campaign for a new product range offering digital IP television (IP–TV), ADSL and voice services in a single bundle. The trademark for the bundle made up of these three services is Trío, Dúo being the combined client–chosen sale of two of the three services available in a bundle. In just one month of actual marketing, a total number of 345,135 packages was reached. The following must be noted among these new offers:

    Dúo 24 hrs. ADSL (1 Mbps) and flat rate for all calls to national fixed line numbers, for 39.90 euros a month.

    Dúo ADSL Mini (1 Mbps) and flat rate for all calls to national fixed line numbers, for 34.00 euros a month.

    Dúo Imagenio TV and flat rate for all calls to local fixed line numbers, for 19.90 euros a month.

    Dúo Imagenio TV and flat rate for all calls to national fixed line numbers, for 25.00 euros a month, currently on promotion for 19.00 euros a month until January 2006.

    Trío Imagenio TV, 24 hrs. ADSL (1 Mbps) and flat rate for all calls to national fixed line numbers, for 51.90 euros a month.

    Trío Imagenio TV, ADSL Mini (1 Mbps) and flat rate for all calls to national fixed line numbers, for 46.00 euros a month, currently on promotion for 38.00 euros a month until January 2006.

  Inclusion of eight new digital TV channels in Imagenio service: Factoría de Ficción, Paramount Comedy, Intereconomía TV, Nickelodeon, MTV España, VH1, Operación Triunfo and Discovery. Following the addition of these new channels, the current range includes 48 TV and 15 music channels. It is also worth highlighting the fact that, since August, Imagenio is being sold with a new decoder that additionally allows Digital Terrestrial Television (DTT) channels to be watched, and that video on demand servers' storage capacity has been doubled.

Different promotions were offered during the summer campaign to encourage the sale of Imagenio and products from the ADSL portfolio. These promotions were mainly based on the application of discounts on subscription and/or monthly fees and on the sale of modems and routers at low prices.

Telefónica de España continued to develop commercial actions aimed at defending its traditional business, the following being particularly noteworthy during the third quarter:

  July launch of Flat Rates for unlimited local and national calls between fixed line telephones, for 5.00 and 15.00 euros a month, respectively.

  Launch of the International Mini Rate that, for a monthly fee of 3.00 euros, allows international calls to be made to 55 countries at a fixed price per minute, 24 hours a day, with discounts depending on the target country of up to 80% on standard rates.

  Free connection fee campaign between September 19th and 30th for which 109,831 applications were received.

Targeting Corporate and SME clients, the following commercial actions were taken:

  Launching in September of a WiFi–GSM PDA handset together with a free annual subscription fee to Zona ADSL WiFi service (ADSL WiFi HotSpot).

  Renewal of promotion Tarifa Plana de Voz en Horario Comercial (Voice Flat Rate for Commercial Hours) for professional and business clients up to December 31st, 2005, of which 194,397 flat rates have been sold up to the end of October.

  Launching in July of Tarifa Plana Plus (Plus Flat Rate) for unlimited national calls between fixed line telephones, and special rates for fixed–to–mobile calls, for a price of 16.00 euros a month.

  Summer promotion of Solución ADSL PC, including a free printer for purchases above 1,000 euros, and of "Meses de la Seguridad" (Months of Security) with the commercialisation of Solución ADSL Filtro de Correo (Anti–spam solution).

From a regulatory viewpoint, it is important to note that due to the CMT's delay in analysing the 18 relevant markets, the price–cap formula will be extended for the first quarter of forthcoming year until said analysis has been completed, the details of the formula having yet to be established.

It should also be noted the expected approval from the CMT of the commercialisation of retail services based on ADSL 2+ technology in the areas covered by those local exchanges where ULL is available (without having to launch an equivalent wholesale service), and also the communication by Telefónica de España to the CMT of 31 new Double and Triple Play offers during the quarter that, with the exception of seven of them still pending, have already been validated.

Given the heavy weight of fixed–to–mobile interconnection costs on Company supply expenses, the decision made by the CMT to establish reductions in fixed–to–mobile interconnection prices of between 10.6% and 13.4%, depending on the operator, must be underlined.

With regard to the Telefónica de España Group profit and loss account, it is worth noting that Terra business in Spain has been included in the Company management perimeter as of July 2005. The effect of this inclusion on the consolidated accounts of the Telefónica de España Group, given the significant existing intra–group relationships, is of little relevance as already indicated.

Revenues at Telefónica de España Group amounted to 8,728.6 million euros during the first nine months of the year, a year–on–year growth of 5.1%. Considering the third quarter on a stand–alone basis, revenues grew by 4.3% to total 2,925.7 million euros.

Excluding revenues from the Terra business in Spain, 9.0 million euros in the July–September 2005 period, Telefónica de España revenues corresponding to the January–September 2005 period stood at 8,719.6 million euros (2,916.7 million euros in the third quarter of 2005), with a year–on–year growth of 5.0% (+4.0% in the third quarter).

Revenues from Telefónica de España Parent Company amounted to an aggregate 8,360.8 million euros to September, presenting a year–on–year growth of 4.9%. Revenues for the third quarter of the year stood at 2,800.7 million euros, a 4.2% increase on the same period of the previous year. The slowing down trend of the quarterly revenue growth is due to the disappearance of the positive effect on the growth in revenues by the rise in fees and reductions of bonuses associated with the Comprehensive Maintenance Service (SIM): 4.2% in the third quarter, 4.3% in the second quarter and 6.4% in the first quarter of 2005.

Telyco, the sales of which kept up the good performed over the first nine months of 2005, recorded revenues of 361.9 million euros to September 2005, with a year–on–year growth of 18.8%. Telyco's contribution to the growth in Telefónica de España Group revenues stood at 0.7 percentage points in the aggregate to September.

  Revenues for Traditional Access grew by 0.4% over the first nine months of the year, as a result of the 4.35% and 2.0% rise in monthly fees in April 2004 and January 2005, respectively. Revenues for Traditional Access fell by 2.0% over the third quarter, mainly due to the following factors: i) the end of the positive effect on revenue growth by the rise in monthly fees in April 2004, ii) the end of the positive effect revenue growth by surcharges implemented by Telefónica de España since the third quarter of 2004 on calls made to toll–free numbers from public payphones, having received the appropriate authorization and iii) the fall in the number of lines.

The access market in Spain grew by 1.3% at September end, while the estimated market share for Telefónica de España dropped by 0.3 percentage points with regard to that reached in June 2005, to stand at 87.0%.

The loss of PSTN and basic ISDN access lines over the quarter stood at 65,166 to lead to a total number of lost lines of 180,230 during 2005. These figures do not entirely account the 109,831 applications from September's free subscription campaign, the greatest impact of which will be seen in the last quarter of the year.

  Revenues from Traditional Voice Services amounted to 3,863.5 million euros at September end, with a slight year–on–year reduction of 0.3%. The fall in these revenues over the third quarter stood at 0.8%, which, compared with the 1.8% drop recorded in the second quarter, shows an improvement in the revenues trend, given the 16.2% year–on–year increase in interconnection revenues due to the growth in incoming international traffic over the quarter.

As regards voice traffic, the estimated total volume of the market in Spain, expressed in minutes, was down 3.4% to September in comparison with the same period of the previous year. The estimated voice market share of Telefónica de España to September end stood at 66.2%, having dropped 0.4 percentage points in the third quarter and 3.9 percentage points over the last twelve months.

The estimated total volume of minutes processed by Telefónica de España during the first nine months of 2005 amounted to 82,733 million, presenting an 11.0% year–on–year decline. Total outgoing traffic (including internet) amounted to 44,656 million minutes and fell by 13.8% with regard to the same period of the previous year. Traditional outgoing traffic totalled 32,666 million minutes at September end, down by 7.9% year–on–year and slowing down the decline in comparison with the first six months of the year as a result of the lesser market contraction.

In closer detail, local traffic in the January–September period dropped by 11.9%, provincial by 11.2%, DLD by 7.6% and fixed–to–mobile by 0.9%. International traffic upheld its positive progress over the year, with a year–on–year growth of 15.6% to September thanks to the success in capturing traffic from the immigrant population to their countries of origin. The number of outgoing minutes to the Internet amounted to 11,990 million to September and continued to show a negative year–on–year variation (–26.5% to September), mainly as a result of the cannibalisation of switched internet traffic by broadband ADSL services. Finally, incoming traffic amounted to 38,078 million minutes, a 7.5% drop compared with the same period of the previous year.

With regard to service packages, it is worth noting that the total number of plans, Combinados and flat rates amounted to 2,164,228.

Moreover, the number of pre–selected lines remained almost stable over the quarter, recording a net gain of 3,772 lines to reach a total of 2,362,711, which means 16,746 less than at December end 2004.

  Internet and broadband services, which contributed most to Telefónica de España revenue growth, totalled an aggregate 1,388.0 million euros by September 2005, with a 29.1% increase year on year.

Broadband revenues amounted to 1,234.6 million euros and, after recording a 45.0% growth in comparison to September 2004, now represent almost 90% of this section. Revenues from retail broadband services continued to grow at a strong rate, which stands at 40.7%, totalling 939.0 million euros over the first nine months of 2005.

According to our estimates, the broadband market in Spain has grows to total 4,448,553 acceses, presenting net gain of 277,617 in the third quarter and up 54.3% on the net gain of previous year, which shows the drive of this market. The 70.2% of these connections, 3,124,931, are Telefónica de España's ADSL accesses (retail + wholesale).

At Telefónica de España Group level, the net gain of retail broadband accesses over the quarter was 158,516, representing 57.1% of the estimated net gain of the market. This led to an increase in Telefónica de España Group's total number of retail accesses to 2,416,323 by September end, implying an estimated market share of 54.3%, 0.2 percentage points up on that recorded in June to reverse the negative trend of this indicator since the last quarter of the previous year, confirming the success of the aforementioned commercial initiatives.

The net gain of unbundled loops over the third quarter amounted to 64,322, 37.9% less than that recorded in the second quarter. It is important to note that 77% of this net gain of loops was from the migration of previously contracted wholesale ADSL services. By September end 2005, the total number of unbundled loops stood at 361,284, 8.1% of the total number of broadband lines. Of these, 228,868 (63.3%) were shared access loops, the type that is showing the greatest growth rate.

As indicated above, the wholesale ADSL service was affected by the migration to unbundled loops. Hence, there was a net loss of 8,356 wholesale accesses in the third quarter.

Value–added services (VAS) of Telefónica de España broadband offer, remained a distinguishing factor with regard to the competition's commercial offer. 61.9% of our clients have contracted at least one VAS; the number of operative services amounted to over 2.1 million units. ADSL Solutions are noteworthy among VAS, as a total of 335,950 solutions were operational by the end of September 2005 to give a 19.1% increase in relation to June of the same year.

Moreover, Imagenio service has now exceeded the 100,000 client mark. The figure stood at 92,106 at September end, after registering a net gain of 34,616 clients over the third quarter, which is a very similar figure to that recorded in the second quarter, despite the significant negative seasonal component of the summer months. It must be noted that the net gain of Imagenio during this third quarter represented 22% of the total retail net gain of broadband accesses for Telefónica de España Group.

  Data Service revenues grew by 5.1% to total 768.9 million euros over the first nine months of the year. Retail data services maintained their level of revenues, growing by 0.1%, despite the 11.9% increase in the number of VPN connections and as a result of the migration of traditional network solutions towards cheaper IP products. More specifically, fiber connections (metrolan) amounted to 3,587, implying a 29.2% increase on those recorded in June.

Wholesale services for rental of circuits and transport capacity to other operators, which represented 35.2% of all data service revenues, were almost entirely responsible for the growth of this sector.

  Lastly, revenues from Information Technology services recorded a 40.0% year–on–year growth during the quarter. This behaviour was due to the growth in outsourcing services of desktop positions and systems integration.

Overall, I.T. services contributed 218.4 million euros to the total operating revenues of Telefónica de España over the first nine months of the year, representing an accumulated growth of 27.6%.

There are currently 173 client management centers operated by Telefónica and 114 contracts with clients to outsourcing their communications service/information systems. These figures have grown by 44.2% and 75.4% respectively year on year

The number clients' hosted servers amounted to 2,831, showing a 54.6% increase on the previous year. The number of desktop positions managed has remained practically stable since the last quarter due to the lower activity recorded over the summer months.

Telefónica de España Group's operating expenses increased by 3.6% compared with last year, to 5,436.0 million euros, as a result of the commercial efforts made and the development of new products that enable Telefónica de España to provide the most complete and innovative range of services on our market. Over the third quarter, expenses amounted to 1,638.7 million euros, showing an increase of 5.0%.

  Personnel expenses dropped by 5.2% to 2,098.3 million euros over the first nine months of the year. This fall was a result of lower provisions for the Redundancy Program (E.R.E. 2003–2007) being implemented. Excluding these provisions in the first nine months of 2004 (643.9 million euros including actuarial revision) and over the first nine months of 2005 (524.3 million euros related to all employees who have joined the Redundancy Program in 2005), personnel expenses would have grown by 0.3%.

Telefónica de España Parent Company workforce at the end of September was placed at 33,932 employees, after a net reduction of 1,113 employees since the start of the year.

  Supplies expenses grew by 9.1% over the first nine months of the year to stand at 2,242.8 million euros. Over the third quarter, however, the growth in these expenses was moderated considerably to stand at 4.4% as a result of the lower mobile handset sales at Telyco, as summer campaign took place in advance, and by the evolution of equipment purchases and special projects at Telefónica de España, which grew by 33.9% in the third quarter compared to their 61.1% growth in the second quarter.

  External Services expenses grew by 12.6% to total 950.1 million euros in the aggregate to September end as a result the intense commercial campaign developed by Telefónica de España to face the demanding competitive environment. In fact, Telefónica de España's commercial expenses increased by 15.1% over this period in relation to the same period of the previous year.

The combined efforts of the Company towards the growth in revenues and efficiency was seen in an operating income before depreciation and amortization (OIBDA) of 3,486.2 million euros, presenting a year–on–year growth of 8.0%, 2.3 percentage points down on the first half of the year as the effect of the lower provisions for the 2005 in comparison with those of 2004 is getting diluted, as was hinted at in the second quarter. In order to make a comparison with the guidance, excluding the effect of the inclusion of Terra assets in Spain, the OIBDA totalled 3,471.3 million euros, which represented a growth of 7.5% in relation to January–September 2004 (1,329.8 million euros in the third quarter with a growth of 3.3% in relation to the same period in 2004). This growth rate, excluding exceptional revenues/expenses not foreseeable in 2005 and in 2004, would stand at 8.5%. It is important to note that the positive impact of the lower provisions for the 2005 Redundancy Program (compared with those accounted for in 2004 together with the actuarial revision) contributed 3.8 percentage points towards said 8.5% growth; this effect is to lessen in the fourth quarter, to reach 2.7 percentage points of growth by the end of the year. This diminishing effect, together with other non–lineal effects (rise in subscription fees and reduction in SIM discount both in April 2004, and application of the 2005 price–cap on June 30th 2005) means that growth in OIBDA for the January–September period cannot be extrapolated at the end of 2005.

The OIBDA margin stood at 39.9% over the first nine months of 2005 compared with the 38.9% recorded in the same period of 2004. Excluding the effect of E.R.E. provisions over the first nine months of 2005, the margin for the January–September 2005 period would increase by 6.0 percentage points to reach 45.9%. Comparing this margin with the comparable margin of the same period in 2004 (excluding the E.R.E. provision for the first nine months of 2004 and the actuarial revision), a 0.7 percentage points drop is recorded at September 2005 as a result of the greater commercial and supply efforts during the year.

The OIBDA for the Telefónica de España parent company amounted to 3,454.2 million euros, up 7.7% year on year.

CapEx totalled 925.4 million euros, showing a 16.7% increase in comparison with the previous year. The CapEx to revenues ratio stood at 10.6%.

TELEFÓNICA DE ESPAÑA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	September

	2005	2004	% Chg

Fixed telephony accesses (1)	16,180.8	16,345.5	(1.0)
Internet and data accesses	5,404.7	4,718.2	14.5
Narrowband	1,745.7	2,378.7	(26.6)
Broadband (ADSL)	3,124.9	2,157.8	44.8
Retail (2)	2,416.3	1,443.8	67.4
Unbundled loops (3)	361.3	72.2	n.s.
Pay TV	92.1	3.6	n.s.
Total Accesses	21,677.5	21,067.3	2.9

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes Terra from the third quarter of 2005, Línea ADSL and satellite.
(3) Includes fully unbundled loops and shared loops.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Traditional Access (1)	2,122.0	2,112.5	0.4	708.7	722.9	(2.0)
Traditional Voice Services	3,863.5	3,876.0	(0.3)	1,280.5	1,290.9	(0.8)
Domestic Traffic (2)	996.1	1,089.3	(8.6)	300.2	346.2	(13.3)
Fixed to Mobile Traffic	870.0	903.7	(3.7)	289.5	309.4	(6.4)
International Traffic	354.4	294.3	20.4	120.1	108.8	10.4
Intelligent Network, other voice consumption and bonusses (3)	222.5	171.4	29.8	77.3	63.4	21.9
Interconnection (4)	716.9	646.0	11.0	263.0	226.3	16.2
Handsets sales and others (5)	703.7	771.3	(8.8)	230.5	236.7	(2.6)
Internet Broadband Services	1,388.0	1,075.5	29.1	484.6	378.0	28.2
Narrowband	153.5	224.0	(31.5)	45.9	67.0	(31.5)
Broadband	1,234.6	851.5	45.0	438.8	311.0	41.1
Retail (6)	939.0	667.2	40.7	335.2	244.7	37.0
Wholesale (7)	295.6	184.3	60.4	103.6	66.3	56.3
Data Services	768.9	731.4	5.1	253.9	243.3	4.3
VPN, Leased Circuits and Broadcasting	497.9	497.6	0.1	163.3	159.3	2.5
Wholesale	271.0	233.8	15.9	90.6	84.0	7.9
IT Services	218.4	171.2	27.6	73.0	52.2	40.0
Total operating revenues	8,360.8	7,966.5	4.9	2,800.7	2,687.3	4.2

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	8,728.6	8,308.1	5.1	2,925.7	2,804.8	4.3
Internal expenditure capitalized in fixed assets (1)	107.5	97.2	10.6	32.8	30.9	6.1
Operating expenses	(5,436.0)	(5,247.5)	3.6	(1,638.7)	(1,560.4)	5.0
Other net operating income (expense)	31.8	49.5	(35.8)	9.9	11.9	(16.3)
Gain (loss) on sale of fixed assets	59.9	33.1	81.2	15.9	3.6	n.s.
Impairment of goodwill and other assets	(5.6)	(11.5)	(51.1)	(1.0)	(3.1)	(68.2)
Operating income before D&A (OIBDA)	3,486.2	3,228.9	8.0	1,344.7	1,287.7	4.4
Depreciation and amortization	(1,628.3)	(1,798.9)	(9.5)	(520.2)	(564.5)	(7.9)
Operating income (OI)	1,857.9	1,430.0	29.9	824.5	723.2	14.0
Profit from associated companies	(2.3)	(0.4)	n.s.	0.1	(0.0)	c.s.
Net financial income (expense)	(341.6)	(376.3)	(9.2)	(76.3)	(147.8)	(48.4)
Income before taxes	1,514.0	1,053.2	43.7	748.3	575.4	30.1
Income taxes	(493.5)	(351.3)	40.5	(245.9)	(200.5)	22.7
Income from continuing operations	1,020.5	701.9	45.4	502.4	374.9	34.0
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(0.4)	(0.2)	149.4	(0.5)	(0.1)	n.s.
Net income	1,020.1	701.7	45.4	501.9	374.8	33.9

(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

Results at Telefónica Latinoamérica in the first nine months of 2005 continued to grow significantly year on year. In addition to the good progress of the fixed telephone operators, Telefónica Empresas América (TEA) and TIWS, the positive effect of exchange rates has continued to increase, mainly due to the generalized appreciation of Latin American currencies against the euro, in particular the Brazilian real (+16.2%), and except for the Argentine peso, which depreciated slightly year on year (–1.9%). Furthermore, the results of Terra's Latin American operations (Terra Latam) have been consolidated in the Telefónica Latinoamérica group since July, contributing 1.1 percentage points to revenue growth and 0.2 percentage points to OIBDA growth.

By September end, Telefónica Latinoamérica managed 28.1 million lines, 7.4% up on September 2004, after the inclusion of Terra's ISP accesses in Latin America (+3.9% excluding Terra Latam accesses). This outstanding growth rate was recorded mainly thanks to the increase in broadband lines (+97.6% year on year; +60.0% excluding Terra Latam) thanks to the commercial efforts made in general by all the operators. Fixed telephony lines increased with all operators thanks to the marketing of different products and traffic plans adapted to meet the needs of different client segments, leading to 21.7 million fixed telephony lines at Telefónica Latinoamérica (+2.6% year on year).

Over the first nine months of 2005, Telefónica Latinoamérica generated revenues of 5,913.5 million euros, an 18.1% increase in current euros (+6.5% in constant euros and excluding the effect of the inclusion of Terra Latam). This growth in constant euros is equal to that reached during the first half of the year and is basically due to greater revenues from Telesp that, with a 7.7% increase in local currency, reflected the increase in fixed telephony lines and rates, the good progress of the Broadband business and, to a relatively lesser extent, the growth in value added services and new businesses. TASA also recorded a significant increase and, despite the lack of tariff indexing, grew by 10.4% in local currency thanks to the higher number of lines and to voice traffic. CTC and TdP continued to record small revenue growth compared to September 2004 (+1.4% in local currency in both cases), despite the negative effect of the productivity factor at TdP and the strong competition in Chile. Lastly, although with lower relative weight in the group as a whole, TEA and TIWS recorded significant growth rates of 8.2% and 18.4% in constant euros, respectively.

At the end of the third quarter, Telefónica Latinoamérica's operating expenses stood at 3,174.3 million euros, +18.1% in current euros compared with the same period in 2004. This growth was reduced to 5.9% in constant euros and excluding the inclusion of Terra Latam, below the growth in revenue. A growth in expenses associated with greater commercial efforts, mostly sales commissions and customer care expenses, was maintained by all operators. However, the good progress of bad debts continued, with a slight increase of 2.7% in bad debt provision, that translates in a 9.5% fall in constant euros and excluding Terra Latam, thanks to good recovery management and the larger volume of prepaid and consumption control lines in the operators. Telefónica Latinoamérica recorded a result for the disposal of assets of 77.5 million euros, primarily corresponding to the capital gains generated by the sale of Infonet, which took place during the first quarter of the year.

As a result of the above, Telefónica Latinoamérica recorded an Operating Income before Depreciation and Amortization (OIBDA) of 2,688.6 million euros, 1.9% higher year–on–year in current euros (–7.5% in constant euros and excluding the contribution of Terra Latam). This progress was influenced by the sale of the cellular division of CTC to Telefónica Móviles in July 2004, which generated capital gains of 425.5 million euros. Excluding this effect, there was a 21.4% growth in OIBDA in current euros (+10.2% in constant euros and excluding Terra Latam). The OIBDA margin as a percentage of Revenues stood at 44.2% (excluding gains on sale of fixed assets), maintaining the level recorded in September 2004.

Telefónica Latinoamérica obtained operating income (OI) of 1,380.0 million euros, 34.0% above that of 2004 having excluded the Telefonica Móvil Chile sale (+20.8% in constant euros and excluding Terra Latam).

Financial results stood at –238.8 million euros, 18.2% down on September 2004, mostly due to the reduction of operator debt. In addition, the negative result due to exchange rate differences was reduced (–78.9%), reflecting the improvement of Latin American currencies.

Greater investment in broadband, which was necessary for the expansion of this business in the region, placed Telefónica Latinoamérica's CapEx at 643.7 million euros, a year–on–year growth of 51.0% (+24.8% in constant terms and excluding Terra Latam). Despite this growth, the significant volume of OIBDA obtained led to an operating free cash flow (OIBDA–CapEx) of 2,045.0 million euros, a 14.4% increase without the effect of the sale of the cellular subsidiary in July 2004 (+6.8% in constant euros and excluding Terra Latam).

The Group's workforce stood at 28,423 permanent employees at the end of September, an 9.2% increase compared with September 2004, due basically to the acquisition of Atrium in Brazil, the inclusion of Terra Latam (around 1,000 employees) and the insourcing of employees by Telesp and TASA.

Telesp

On July 4th 2005, the new tariffs approved by Anatel came into force, leading to a 7.27% rise in Local Telephony, 2.94% in DLD and 7.37% in the public payphone business.

By September 30th, Telesp managed 15.7 million lines, which was a year–on–year growth of 2.8%, driven by the increase in its retail ADSL plant that, with a year–on–year growth of 51.5% and a net gain of over 100,000 lines during the third quarter of the year, totalled 1.1 million retail accesses. Total fixed telephony lines remained almost at the same level as in June, with a recorded net gain over the quarter of 11,506 lines, to stand at 12.4 million.

Voice traffic (42,889 million minutes) decreased 3.6% year on year, in line with the drop recorded at June. This evolution was affected by the greater use of mobile telephony, a drop in the Intrastate Long Distance market and the change to the lines mix (by September, 18% of fixed telephony lines corresponded to prepaid or consumption control lines), which affected fixed–to–mobile and long distance traffic. Note, however, the increase of local fixed–to–fixed traffic, which grew by 1.5% thanks to the higher number of lines. Internet traffic, despite slightly improving in relation to June, continued to shrink (-15.8% year on year) due to the continued migration of the best clients to ADSL and the greater use of off–peak rates.

Revenues in September stood at 3,441.0 million euros, a 7.7% increase in local currency in relation to the same period in the previous year, thanks primarily to the increase in revenues from the traditional business (+6.5% in local currency) and also to the increase in revenues from the internet business (+25.9% year on year) that contributed towards 7.4% of Telesp revenues (compared with 6.3% in the same period of 2004). The good progress of revenues from the traditional business reflects the greater number of lines in service, the increase in fixed–to–fixed and fixed–to–mobile tariffs, the increase in value–added services and the good progress of the public payphone business.

Telesp operating expenses remain under control, with a 6.2% increase in local currency that is below the growth of revenues. This increase is associated with i) higher personnel expenses (+6.4% in local currency) due to the increased workforce following the acquisition of ATRIUM and the insourcing of employees by some subsidiaries and areas of the Telefónica Group, leading to savings on outsourced services, ii) interconnection through the increase in fixed–to–mobile tariffs, linked to greater revenues, iii) outsourced services (+10.6% in local currency) due to the increase in prices of contracts, higher ADSL and family lines sales, and an improvement in customer care.

The positive evolution of bad debt provision is maintained, with a drop of 14.1% in relation to last year, thanks to good recovery management and to new products aimed at spending power and at client needs.

Telesp's operating income before depreciation and amortization (OIBDA) at September amounted to 1,567.4 million euros, a 9.7% increase in local currency thanks to the growth in revenues. The OIBDA margin stood at 45.5%, 0.3 percentage points up on the first half of the year and 0.8 percentage points up on the same period of 2004.

CapEx accumulated to September amounted to 354.4 million euros, a 20.9% growth with regard to the previous year in local currency. This increase was primarily due to the launch of new products and to ADSL. The operating free cash flow (OIBDA-CapEx) stood at 1,213.0 million euros (+7.3% in local currency with regard to the same period of the previous year).

Telefónica de Argentina

In a context with frozen tariffs, TASA management efforts adapted to an environment of increasing activity and consumption enabled the growth in fixed telephone lines and voice traffic to continue (3.8% and 8.6% respectively), contributing towards the 10.4% increase in revenues.

By September 2005, TASA managed 5.4 million lines, 3.5% up on September 2004, thanks to the year–on–year increase in fixed telephony lines (+3.8%) and to the growth in retail ADSL lines (+94.3%), which stood at 217,931. There was a net gain of ADSL lines over the third quarter of 39,533 compared with the 29,307 of the second quarter. As a result, TASA remains the leader in the broadband market in the Southern area of Argentina.

Voice traffic per line maintains a remarkable growth rate (+5.1% in relation to the same period of the previous year), although it slowed down with regard to the first half of the year (+7.2% year on year) due to the smaller increase in total incoming traffic (+24.5% year–on–year variation compared with +31.9% to June). However, the growth of total outgoing traffic remained stable (+1.3%), with the increase in total Fixed–to–Mobile traffic (+31.0%) being particularly noteworthy, in line with the country's quickly developing cellular business.

The good progress of operating variables enabled TASA to maintain its growth rate in revenues (+10.4% in local currency), which stood at 653.4 million euros. Broken down by business, revenues from the traditional business grew by 8.7% year on year, due to the good performance of lines in service and traffic processed. Revenues from the internet business (Narrowband + Broadband) rose 33.1% in local currency to contribute 8.7% of revenues (+1.5 percentage points up on September 2004), thanks to the expansion of ADSL lines, the revenues of which increased by 92.1% year on year in local currency, offsetting the decrease in the narrowband business.

The increase in operating expenses slowed down to 12.2% in local currency (+18.0% at June), mostly thanks to the smaller increase in personnel expenses (+3.8%) despite the application of salary increases agreed with the unions and the insourcing of temporary employees with the subsequent saving on some external services. The growth of expenses is basically explained by the increase in external services (+21.9% in local currency) associated with the generation of revenues (greater commercial activity -customer care–, the increase in quality plans and facilities maintenance). The bad debt to revenues ratio was reduced to 0.7% (1.0% in the first half of the year) thanks to the good performance of recoveries and the growing prepaid plant (around 29% of fixed telephony lines), thus limiting bad debts.

The positive progress of revenues, together with the ongoing cost containment, enabled TASA to accelerate the growth rate of its operating income before depreciation and amortization (OIBDA) (+4.7% in local currency; +2.3% in June) to stand at 363.6 million euros. The OIBDA margin stood at 55.7% of revenues, 0.2 percentage points up on that of the first half of the year.

CapEx grew by 9.0% year–on–year in local currency to September, to stand at 81.3 million euros, having devoted around 35% to ADSL development. The increase in OIBDA, together with investment control, led to a growth in the operating free cash flow (OIBDA–CapEx) of 3.5% in local currency with regard to the same period in 2004 to stand at 282.3 million euros.

Telefónica CTC Chile

On January 1st 2005, the distribution of the product and client portfolio for the business sector between CTC and T–Empresas Chile was reviewed. Due to this, Telefónica CTC Chile's 2004 results are shown on comparable terms with the new segmentation.

As a result of the business restructuring and re–segmentation analysis carried out, on September 22nd CTC announced that it was to acknowledge a net, pre–tax extraordinary charge to its long distance business equivalent to 16.9 million dollars (around 4 million dollars in revenues and 13 million dollars in operating expenses) in the results of the third quarter, associated with international traffic.

At September 30th, CTC managed 2.9 million accesses, 1.8% up on the same date in 2004 thanks to the progress of fixed telephony and ADSL lines that offset the fall in the narrowband business. The growth rate of fixed telephony lines accelerated (+3.4% compared with September 2004), having recorded a net gain of 80,362 lines over the previous twelve months thanks to the commercial emphasis placed on new minutes plan, prepaid plan and consumer control packages.

Broadband remained the main driver of growth at Telefónica CTC. By the end of the third quarter, there were 242,106 retail accesses, up 51.3% on September 2004. CTC continued to make significant commercial efforts aimed at the widespread implementation of broadband in Chile.

Total long–distance traffic continued to fall nationwide, due to the replacement effect of the mobile telephony and the Internet. Long distance traffic carried by CTC dropped 14.5% year on year. Despite the decline in this market, CTC maintained its relative shares of traffic (46.9% in domestic long distance and 33.0% in international long distance).

By the end of the third quarter of 2005, revenues stood at 644.1 million euros, 1.4% higher than in 2004 in local currency. Revenues from the traditional business fell slightly in comparison with 2004 (–0.6% in local currency), given that the good performance recorded in revenues from local telephony and interconnection did not offset lower long distance and equipment sale revenues. Revenues from the Internet business (narrowband and broadband) continued to record strong growth rates and contributed 7.8% of total revenues (+1.9 percentage points in comparison with September 2004), driven by the good performance of Broadband revenues (+49.1% year on year in local currency).

Operating expenses increased by 2.5% to September in local currency as a result of commercial, installation, customer care and infrastructure maintenance efforts, which resulted in a 9.5% increase in external services expenses, as well as an increase in supply expenses (+2.2% year on year in local currency) due to heavier traffic to mobiles, which did not offset the 9.2% drop in personnel expenses.

As a result of the improvements to debt recovery systems and policies, there was an improvement in the bad debt provision that fell 9.5% in local currency in comparison with 2004.

By September end 2005, the operating income before depreciation and amortization (OIBDA) stood at 268.8 million euros, not comparable with the OIBDA obtained in the same period of 2004 that included the results of the sale of the CTC cellular subsidiary to Telefónica Móviles in July 2004, generating capital gains of around 425 million euros for CTC. Excluding this effect, accumulated OIBDA to September 2005 would only have fallen by 7.5% in local currency to stand at a margin of 41.7% of revenues (4.0 percentage points lower than in the same period 2004).

Accumulated CapEx to September was 66.4 million euros, an 8.8% increase in local currency with regard to 2004, mostly due to the growth in the broadband business to which around 32% of the investment was devoted. operating free cash flow (OIBDA-CapEx) stood at 202.4 million euros (11.2% down on 2004, excluding from 2004 the sale of the cellular subsidiary).

Telefónica del Perú

By the end of the third quarter of 2005, the total number of accesses continued with its positive trend at Telefónica del Perú (TdP), showing a growth of 13.6% year on year, almost in line with the growth rate recorded in June 2005. The intense commercial activity undertaken was reflected by: i) strong growth in fixed telephony lines (2.3 million lines, +10.4% year on year), generating a net gain from July to September of 52,065 lines, ii) significant increase in retail Broadband lines, exceeding 310,000 clients (a year–on–year increase of 86.5%) after obtaining a net gain of around 34,200 clients during the past quarter and over 100,000 year to date. The increase in the numbers of pay TV subscribers should also be noted, which grew by 14.1% to total 432,172 customers.

Revenues of Telefónica del Perú stood at 765.9 million euros at the end of the third quarter of 2005, a year–on–year increase of 1.4% in local currency. This increase can basically be explained by higher revenues from the internet business (Broadband+Narrowband) that grew by 42.1% in local currency thanks to the good performance of Broadband revenues (+61.2%) as a result of the increase in lines. The Internet business increased its weight in the total revenues, from 6.7% in of September 2004 to the current 9.4%. Revenues from the traditional business fell 1.6% year–on–year in local currency (vs. –2.0% in June 2005). The positive change in cable TV revenues (+7.9% year–on–year growth in local currency) and improved management of the public payphone infrastructure (more profitable locations), which generated a 4.3% year–on–year increase in revenues, was unable to offset the drop in revenues from observed traffic since the application of the new productivity factor in September 2004 (10.07% vs. 6% previously applied).

Total accumulated traffic reflected a year–on–year decrease of 2.5%, given that the growth in voice traffic (+2.7%), basically promoted by the good behavior of local Fixed–to–Fixed (+2.5%), International Long Distance (+30.2%) and incoming interconnection (+14.0%) traffic, was unable to offset the year–on–year drop in internet traffic (–39.7%) due to market orientation towards Broadband products.

Operating Expenses accumulated to September 2005 grew by 0.2% in local currency (vs. +1.2% in June 2005), basically as a result of greater commercial activity, that implied an increase in external services expenses of 5.8% in local currency. In the positive side, the drop in supply expenses is worth noting (–8.7%), mostly due to the lower interconnection costs as a result of less fixed–to–mobile traffic and the reduction on Fixed–to–Mobile interconnection rates. The reduction noted in bad debt provision (–47.5% year on year) is also worth noting, helped by the higher percentage of prepaid and consumption control lines in September 2005, compared with the same period of the previous year (58.2% at September end 2005 vs. 51.5% in September 2004).

Operating income before depreciation and amortization (OIBDA) amounted to 320.0 million euros, with a year–on–year drop of 1.2% in local currency (vs. -3.5% in June 2005), mostly due to the provision made for extraordinary contingencies, embargos and others. The OIBDA margin stood at 41.8% to improve the margin recorded in the first half of the year by 1.4 percentage points.

CapEx (83.1 million euros) recorded a year–on–year increase of 74.2%, due to a better accounting management of investments, the effect of which will be eased by the end of the year. As a result of the drop in OIBDA and the strong growth of CapEx, operating free cash flow (OIBDA - CapEx) fell by 13.9% in local currency.

Telefónica Empresas América

As in previous quarters, the results from the first nine months of 2005 are shown in comparable terms with those corresponding to the same period of 2004 as a result of the change in the Telefónica Empresas América (TEA) consolidation perimeter to include TLD Puerto Rico operations and the new segmentation of business and wholesale clients at Telefónica Empresas Chile.

Revenues accumulated to September 2005 amounted to 444.8 million euros, a 15.0% growth (+8.2% in constant euros) in comparison with the same period in 2004. By product lines, Data and Internet services remained the highest contributors with a weight of over 62% of total revenues and a 12.1% increase in constant euros in comparison with the same period of the previous year. More than 50% of revenues from this caption came from Brazil. With regard to the other products lines, the good performance of International Services is also worth noting, with a year–on–year growth of around 14% in constant euros, primarily from higher revenues from T–Empresas USA, Colombia and Argentina.

The operating income before depreciation and amortization (OIBDA) accumulated by TEA to September 2005 amounted to 65.8 million euros, a 101.4% increase on 2004 (+80.6% in constant euros). The OIBDA margin stood at 14.8%, a 6.3 percentage point improvement. The CapEx recorded by TEA amounted to 36.1 million euros in September 2005, 14.7% up on that recorded in the same period of the previous year in constant euros, due mostly to the investment in equipment devoted to clients. Hence, the operating free cash flow (OIBDA - CapEx) exceeded the level reached in the same period of 2004 by more than four times (352.2% variation in constant euros) to stand at 29.6 million euros.

By country, Brazil recorded the greatest relative weight within the TEA Group (39% of revenues and 58% of OIBDA). By September 2005, its revenues totaled 173.5 million euros, with a 21.3% growth in local currency in relation to the September 2004 aggregate. The September OIBDA amounted to 42.1 million euros to record a 46.9% growth rate in local currency. As for the remaining operators concerned (Argentina, Chile and Peru), Telefónica Empresas Argentina recorded revenues of 53.2 million euros (+14.4% year–on–year in local currency), while Telefónica Empresas Chile became the second operator in the TEA Group in terms of revenues (87.4 million euros) and OIBDA (23.8 million euros). Telefónica Empresas Perú recorded year–on–year falls in both revenues (–1.3% in local currency to 46.5 million euros) and OIBDA (–7.9% in local currency to 7.2 million euros).

In other countries where Telefonica Group is not the incumbent operator (the US, Colombia and Mexico), it is worth noting the figures of T–Empresas USA, which recorded revenues of 51.3 million euros, which represents a 16.5% improvement in local currency in relation to the same period in 2004.

Telefónica International Wholesale Services (TIWS)

Revenues accumulated to September amounted to 134.0 million euros (+17.4% in current euros and +18.4% in constant euros). High growth rates were recorded in all lines of business, although revenues from the international IP service continued to contribute most to revenues (56%), with an 18.4% increase in constant euros. OIBDA recorded a year–on–year increase of 40.3% (+38.0% in constant euros) to total 41.5 million euros, improving the year–on–year margin as a percentage of revenues by 5.1 percentage points to reach 31.0%.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	September

	2005	2004	% Chg

Telesp	15,704.7	15,283.8	2.8
Fixed telephony accesses (1)	12,446.4	12,350.9	0.8
Internet and data accesses	3,258.4	2,932.9	11.1
Narrowband	2,038.4	2,087.7	(2.4)
Broadband (ADSL)	1,084.4	715.6	51.5
Retail	1,084.3	715.6	51.5

Telefónica de Argentina	5,421.9	5,236.5	3.5
Fixed telephony accesses (1)	4,476.7	4,312.8	3.8
Internet and data accesses	945.2	923.8	2.3
Narrowband	632.5	739.3	(14.5)
Broadband (ADSL)	278.1	150.7	84.5
Retail (2)	217.9	112.2	94.3

Telefónica CTC Chile	2,920.9	2,868.6	1.8
Fixed telephony accesses (1)	2,462.2	2,381.9	3.4
Internet and data accesses	458.7	486.7	(5.7)
Narrowband	152.0	272.2	(44.2)
Broadband (ADSL)	268.3	180.5	48.7
Retail	242.1	160.0	51.3

Telefónica del Perú	3,111.1	2,739.0	13.6
Fixed telephony accesses (1)	2,302.1	2,085.0	10.4
Internet and data accesses	371.9	270.7	37.4
Narrowband	51.5	94.5	(45.5)
Broadband (ADSL) (3)	310.5	166.2	86.8
Retail	310.1	166.2	86.5
Pay TV	437.2	383.3	14.1

GRUPO T. LATINOAMÉRICA	28,061.7	26,127.9	7.4
Fixed telephony accesses (1)	21,687.4	21,130.5	2.6
Internet and data accesses	5,937.2	4,614.1	28.7
Narrowband (4)	3,322.2	3,193.7	4.0
Broadband (ADSL) (3) (5)	2,396.4	1,213.0	97.6
Retail (2)	1,854.4	1,154.0	60.7
Pay TV	437.2	383.3	14.1

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) TASA includes ISP in the north part of the country.
(3) TdP cable modem included.
(4) Includes Narrowband ISP from Terra Brasil and Terra Colombia.
(5) Includes Broadband ISP from Terra Brasil and Terra México.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January – September

		2005	2004	% Chg

Telesp	Revenues	3,441.0	2,747.6	25.2
	OIBDA	1,567.4	1,229.3	27.5
	OIBDA margin	45.5%	44.7%	0.8 p.p.

Telefonica de Argentina	Revenues	653.4	602.9	8.4
	OIBDA	363.6	354.1	2.7
	OIBDA margin (1)	55.7%	58.7%	(3.1 p.p.)

Telefonica CTC Chile	Revenues	644.1	608.0	5.9
	OIBDA	268.8	711.1	n.c.
	OIBDA margin	41.7%	n.s.	n.c.

Telefonica del Perú	Revenues	765.9	736.4	4.0
	OIBDA	320.0	315.5	1.4
	OIBDA margin	41.8%	42.8%	(1.1 p.p.)

Telefónica Empresas América	Revenues	444.8	386.8	15.0
	OIBDA	65.8	32.7	101.4
	OIBDA margin	14.8%	8.4%	6.3 p.p.

TIWS	Revenues	134.0	114.2	17.4
	OIBDA	41.5	29.6	40.3
	OIBDA margin	31.0%	25.9%	5.1 p.p.

Note: OIBDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	5,913.5	5,005.5	18.1	2,221.3	1,722.5	29.0
Internal expenditure capitalized in fixed assets (1)	31.7	30.0	5.8	12.9	10.6	22.3
Operating expenses	(3,174.3)	(2,687.0)	18.1	(1,194.9)	(921.4)	29.7
Other net operating income (expense)	(164.4)	(136.2)	20.7	(70.8)	(40.2)	76.3
Gain (loss) on sale of fixed assets	77.5	426.8	(81.9)	(3.2)	417.3	c.s.
Impairment of goodwill and other assets	4.7	0.6	n.s.	6.8	0.0	n.s.
Operating income before D&A (OIBDA)	2,688.6	2,639.7	1.9	972.2	1,188.9	(18.2)
Depreciation and amortization	(1,308.6)	(1,184.2)	10.5	(468.6)	(393.1)	19.2
Operating income (OI)	1,380.0	1,455.4	(5.2)	503.5	795.8	(36.7)
Profit from associated companies	3.1	0.1	n.s.	0.9	(1.2)	c.s.
Net financial income (expense)	(238.8)	(291.9)	(18.2)	(83.3)	(80.4)	3.7
Income before taxes	1,144.4	1,163.7	(1.7)	421.1	714.2	(41.0)
Income taxes	(253.1)	(206.6)	22.5	(110.1)	(151.0)	(27.1)
Income from continuing operations	891.4	957.1	(6.9)	311.0	563.1	(44.8)
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(108.5)	(310.0)	(65.0)	(37.0)	(246.9)	(85.0)
Net income	782.9	647.1	21.0	273.9	316.2	(13.4)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

Telefónica Móviles Group operators continued to carry out intense commercial activity during the third quarter of the year. As a result, despite the seasonality typical of the period and the adjustment of the pace of growth to the different market conditions -namely in Brazil, Colombia and Mexico-, net adds in the third quarter of 2005 stood at 2.6 million customers.

The decline in commercial activity from the second quarter of 2005 is explained by the seasonality typical of the period and the strong impact that the launch of the movistar brand had in the second quarter of 2005.

Telefónica Móviles ended September with over 89 million managed customers (+52.0% vs. the third quarter of 2004 and +3.0% vs. the second quarter of 2005). Of the total customer base, 65.6 million corresponded to Latin American operators (+75.7% vs. the third quarter of 2004), 19.6 million to Telefónica Móviles España (+5.0%) and 3.8 million to our Moroccan operator, Médi Telecom (+49.2%).

Key aspects of the third quarter of 2005 results are as follows:

  Sharp year–over–year growth in revenues of 45.9% in the third quarter of 2005 and 45.3% in the first nine months of 2005 (compared to +44.9% in the first half of 2005). Organic growth1 of consolidated revenues stood at 15.2% vs. the first nine months of 2004.

Noteworthy was the solid performance of service revenues, with a 44.2% year–over–year increase vs. the third quarter of 2004, to 10,462 million euros in the first nine months of 2005, 43.8% higher than in the first nine months of 2004.

Handset sales reached 495.9 million euros in the third quarter of 2005 (+60% vs. the third quarter of 2004) and totaled 1,588 million euros in the first nine months of 2005 (+56% vs. the first nine months of 2004).

By geographical areas, the significant increase in traffic registered by Telefónica Móviles España stands as the main driver of the Company's service revenue growth. As a result, service revenues grew by 6.8% year–over–year in the third quarter of 2005 and by 7.1% in the first nine months of 2005. In all, TME recorded revenues of 6,621.5 million euros in the first nine months of 2005 (+8.2% vs. the first nine months of 2004).

The consolidated Latin American operators recorded operating revenues of 5,446 million euros in the first nine months of 2005 (+150.4% vs. the same period of last year), representing 45.2% of the Group's total revenues (26.2% in the first nine months of 2004). Organic growth1 of these operators' revenues was 25.7% vs. the first nine months of 2004.

1 Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

  Sharp acceleration in the growth of consolidated operating income before depreciation and amortization (OIBDA), which stands at 1,647.7 million euros in the third quarter of 2005 and 4,226.5 million euros in the first nine months of 2005. OIBDA advanced 31.4% year–over–year in the third quarter of 2005 and 21.1% year–over–year in the first nine months of 2005, compared to 15.3% in the first half of 2005. Year–over–year organic growth2 in consolidated OIBDA was +0.7%.

As a result, OIBDA margin in the third quarter of 2005 showed a sharp improvement compared to the second quarter of 2005 at the majority of the Group operators, with the consolidated OIBDA margin standing at 38.4% (an 7.5 p.p advance vs. the second quarter of 2005). The OIBDA margin in the first nine months of 2005 stood at 35.1%.

The trend in OIBDA compared to 2004 is explained by the increased commercial activity in 2005 and more intense competition in our markets of operation.

OIBDA at Telefónica Móviles España stood at 1,143 million euros in the third quarter of 2005, recovering sharply from previous quarters and remaining virtually unchanged year–over–year vs. the third quarter of 2004. Thus, OIBDA for the first nine months reached 3,089.9 million euros. We would highlight the positive evolution in Telefónica Móviles España's OIBDA margin, which stood at 49.1% in the third quarter of 2005 (+5.9 p.p. vs. the second quarter of 2005) and 46.7% in the first nine months of 2005. Stripping out the impact of the rebranding, the OIBDA margin would have reached 47.3% in the first nine months of 2005 (vs. 51.7% in the first nine months of 2004).

OIBDA for the consolidated Latin American subsidiaries, in euros, reached 517.4 million euros in the third quarter of 2005. This led to a margin of 26.2%, which represents an 8.6 p.p. advance from the second quarter of 2005, mainly driven by lower commercial costs.

The Latin American operators' contribution to consolidated OIBDA in the first nine months of 2005 stood at 1,200.7 million euros, three times their contribution to the Group during the first nine months of 2004. In organic terms2, OIBDA from these operators increased 11% vs. the first nine months of 2004.

2 Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

Regarding the rest of the main items, we would highlight:

  Increase in depreciation (+59.2% vs. the first nine months of 2004), primarily due to changes to the Group's consolidation perimeter, including 229 million euros of amortization of allocated intangible assets in the first nine months of 2005 related to the acquisition of Telefónica Móvil Chile and the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

  Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 66.8% in the first nine months of 2005 to –10.4 million euros, and remain stable vis–à–vis those recorded in the first half of 2005. Losses attributable to the Group from its stake in IPSE 2000 decline by 17% vs. the first nine months of 2004, while Médi Telecom maintains its positive contribution to the Group's results in the first nine months of 2005.

  Year–over–year increase of 25% in negative net financial results, substantially lower than the increase in the average net debt balance for the period (+90.3%).

Consolidated net financial debt was impacted by the acquisitions made in the second half of 2004 and January 2005 (Telefónica Móvil Chile, BellSouth's Latin American operators and the voluntary tender offers for shares in Brasilcel's subsidiaries). Moreover, on June 15th the dividend approved at the Shareholders' Meeting (836 million euros) was paid.

At the end of the third quarter of 2005, consolidated net debt stood at 9,463 million euros, 6.0% lower than the previous quarter, thanks to cash flow generation in the period. Proportionate net debt stood at 9,601 million euros.

  31.7% effective tax rate in the first nine months of 2005, mainly affected by the application of certain allowances for export activities in the second quarter of 2005, although the fact that there is no tax consolidation in various countries in Latin America detracts from this benefit, increasing the marginal rate.

  Net income rose 24% year–over–year in the quarter, to 614.9 million euros (496 million euros in the third quarter of 2004), leading to net income of 1,542.7 million euros in the first nine months of 2005 (+8.8% vs. the first nine months of 2004).

  Consolidated CapEx, excluding licenses, totalled 1,422.7 million euros in the first nine months of 2005. 39.2 million euros were recorded in the first nine months of 2005 for the acquisition of licenses in Mexico.

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile since January 1st, 2004), as of September 2005, revenues and Operating Income before D&A would have registered year–on–year increases of 41,7% and 19,4%, respectively.

Spain

By the end of September the Spanish market had surpassed 41.5 million lines, equivalent to an estimated penetration rate of 93.4%. This amounts to total market growth of 1.5% in the third quarter of 2005 vs. the second quarter of 2005 and 9% in the first nine months of 2005 vs. the first nine months of 2004.

The third quarter was marked by intense commercial activity -particularly in customer gross adds-, by the positive evolution in the portability net balance -overall, but especially notable in the contract segments- and the sharp increase in managed traffic.

As for commercial activity, Telefónica Móviles España leveraged in the third quarter of 2005 on the strong commercial activity carried out during the previous quarter, leading it to post net adds of over 250 thousand, more than four times the third quarter of 2004 figure (58 thousand customers), fuelled by the positive performance of the contract segments.

As a result, by the end of the third quarter of 2005 the weight of the contract segment over the total customer base increased to 52.5%, showing a growth of 5 p.p. vs. the third quarter of 2004 and 1.6 p.p. vs. the second quarter of 2005. This trend reflects both the increase in contract gross adds (more than 500 thousand in the third quarter of 2005, setting a quarterly record for Telefónica Móviles España) as well as the high number of prepaid to migrations registered in the quarter -almost 300 thousand, 27% more than the previous quarter and 34% more than in the third quarter of 2004-.

These factors drove the Company's customer base to over 19.6 million, a year–over–year increase of 5%.

We would also underscore the performance of number portability, which showed a positive net balance of almost 40 thousand lines in the third quarter of 2005, the best figure recorded since the fourth quarter of 2002, and 136% higher than the second quarter of 2005. This performance was driven by the increasing positive balance in the contract segments, which stood at almost 84 thousand lines, around 50 thousand more than recorded in the third quarter of 2004 and clearly far superior to the second quarter of 2005 figure.

Meanwhile, Telefónica Móviles España upgraded close to 1 million handsets during the third quarter of 2005, bringing the total for the first nine months of the year to over 3.4 million (+28% vs. the first nine months of 2004).

Telefónica Móviles España's successful commercial results have been heavily underpinned, both in acquisition and retention activities, by the price initiatives implemented last quarter, which have been very well received by our customers. In this regard, we would point out that by the end of the third quarter of 2005 around 3 million movistar customers had signed up for "Mi Favorito" (My favorite number) and almost 1.5 million for "Mis Cinco" (My five numbers), thus reinforcing and consolidating our customers' sense of belonging to the largest wireless community in Spain.

Continuing with Telefónica Móviles España's pricing initiatives, the third quarter of 2005 was highly shaped by the summer promotion known as "100x1"3, which has achieved over 2.3 million gross adds in the period.

In addition, the "Anticípame Saldo"4 (Upfront credit) campaign was launched in the third quarter of 2005, and has already been used on more than 5 million occasions.

3 A promotion taking place between 18 June and 17 September 2005 enabling existing customers to talk for 100 minutes to other Movistar customers on all calls, 7 days a week, 24 hours a day at a price of 0.12 euros, (i.e. the price of 1 minute of talk–time plus connection fees) in exchange for a one–time subscription charge of 3 euros.
4 A campaign which up fronts a 2 euros credit whom those customers who request it, under certain conditions. Such credit will be then discounted in the following recharge.

As a result, the commercial initiatives launched in the second quarter of 2005 and reinforced during the third quarter of 2005 drove MoU to 158 minutes in the third quarter of 2005, 2.7% higher than in the second quarter of 2005 and 15.0% more than in the third quarter of 2004, marking the highest figure in the company's history. MoU for the first nine months of 2005 rose to 149 minutes (+16.3% vs. the first nine months of 2004), bringing total traffic carried to almost 14,000 million minutes in the third quarter of 2005 (+24.4 vs. the third quarter of 2004) and almost 38,000 million minutes in the first nine months of 2005 (+19.9% vs. the first nine months of 2004), both record highs for Telefónica Móviles España. Despite the sharp increase in traffic, Telefónica Móviles España networks' quality indices are maintained, actually improving relative to last year.

All of the above drove Telefónica Móviles España's voice ARPU to 32.4 euros in the third quarter of 2005 and 30.9 euros in the first nine months of 2005 (+9.2% vs. the first nine months of 2004). Excluding the impact of traffic promotions, year–over–year growth in voice ARPU would have been 3.2% in the first nine months of 2005. Thus, even despite the fact that the Company is clearly in the process of cutting prices, Telefónica Móviles España continues to show a positive trend in ARPU.

In terms of data services, bearing in mind the significant growth in P2P voice traffic, Telefónica Móviles España's data ARPU stood at 4.5 euros in the first nine months of 2005, representing a year–over–year increase in this ratio of around 7.2%, and of 7.3% excluding the impact of promotions.

We would point out that non–SMS data services are becoming the main driver of this growth. Revenues from non–SMS data services grew by almost 45% year–over–year in the first nine months of 2005, representing almost 42% of the Company's data revenues in the third quarter of 2005. Downloads, browsing & data transmission revenues over total data revenues stood at 17% in the first nine months of 2005 (12% in the first nine months of 2004) while SMS' weight stood at 62% (72% in the first nine months of 2004).

Finally, Telefónica Móviles España's total ARPU stood at 37.1 euros in the third quarter of 2005 (+6.0% vs. the third quarter of 2004) and 35.4 euros in the first nine months of 2005 (+9.0% vs. the first nine months of 2004). Excluding the impact of promotions, total ARPU would have been 34.2 euros in the third quarter of 2005 (+1.9% vs. the third quarter of 2004) and 33.1 euros in the first nine months of 2005 (+3.7% vs. the first nine months of 2004).

Highlights of Telefónica Móviles España's financial results include:

  Revenues show 8% year–over–year growth in the third quarter of 2005 and +5% compared to the second quarter of 2005, to over 2,300 million euros, and maintain cumulative year–over–year growth in the first nine months of 2005 over 8%, to 6,621.5 million euros.

Revenue growth continues to be driven by the increase in service revenues, which in the third quarter of 2005 registered year–over–year growth of 6.8% and were up 9% over the second quarter of 2005. This brings year–over–year growth in the first nine months of 2005 to over 7%. In addition, we would highlight that customer revenues continue to consolidate as the Company's growth driver, registering year–over–year rates for the third quarter of 2005 and the first nine months of 2005 of 9% and 9.2%, respectively.

Handset sales fell vis–à–vis the previous quarter, but were up 17% year–over–year in the third quarter of 2005, totalling 241 million euros.

  The percentage of commercial costs (including SAC, SRC and advertising) over service revenues ex–loyalty points fell by more than 30% compared to the second quarter of 2005 and by 5.5% vs. the first quarter of 2005, standing at 13.3% in the third quarter of 2005 and 15.5% in the first nine months of 2005. The year–over–year increase is the result of increased commercial activity vs. the third quarter of 2004.

  Telefónica Móviles España's OIBDA stood at 1,143 million euros in the third quarter of 2005, representing an OIBDA margin of 49.1%, up 5.9 p.p. vs. the second quarter of 2005. OIBDA surpassed 3,000 million euros in the first nine months of 2005, representing a margin of 46.7% (and around 47.3% if we strip out the impact of the rebranding campaign).

  CapEx totalled 507 million euros in the first nine months of 2005. Telefónica Móviles España continues with the deployment of its UMTS network in order to provide an increasing number of customers with enhanced service and a wider range of technologies.

Finally, we must point out that the telecommunications market regulator (CMT) introduced modifications on termination rates for the three Spanish market mobile operators. The new tariffs will be effective from 31 October, and in the case of Telefónica Móviles España they represent a reduction in the average price per minute of 10.57%.

Morocco

At the end of the third quarter of 2005 Medi Telecom's customer base stood at over 3.8 million (+49.2% vs. September 2004), with net adds of 399 thousand in the third quarter of 2005, 82.4% more than in the second quarter of 2005.

Financial results continue to show a solid performance, with revenues in the first nine months of 2005 of 298 million euros (+22% vs. the first nine months of 2004).

The OIBDA margin in the first nine months of 2005 stood at 38.6% (+41.3% in the first nine months of 2004), despite the sharp rise in net adds, which grew 79% in the first nine months of 2005 vs. the first nine months of 2004. OIBDA totalled close to 115 million euros in the first nine months of 2005 (+14% vs. the first nine months of 2004)

Latin America

Brazil

In line with the seasonality typical of the quarter and following a strong second quarter marked by intense commercial campaigns, the pace of growth in the Brazilian market growth slowed down in the third quarter, even while maintaining its solid expansion trend.

As a result, at the end of September 2005 the total market stood at 80 million customers, equivalent to a penetration rate of 43.4% (46.5% in Vivo's areas of operation).

Against a backdrop of continued intense competition, Vivo has targeted its commercial initiatives at high–value customers, raising entry barriers in the prepaid segment, fostering prepaid to contract migration and increasing its customer retention efforts. This strategy resulted in a significant drop in subscriber acquisition actions in the third quarter of 2005, while customer retention initiatives have allowed monthly churn rate to remain practically flat compared to the third quarter of 2004, despite the competitors' increased aggressiveness.

In this context, Vivo's customer base stood at 28.84 million at the end of September (+17,0% vs. the third quarter of 2004). We would highlight the increasing contribution of the contract segment to total net adds, representing 35% in the third quarter of 2005 versus 14% in the second quarter of 2005 and 10% in the third quarter of 2004.

In terms of customer usage, MoU in the third quarter of 2005 was 76 minutes (87 minutes in the third quarter of 2004), impacted by trends in incoming MoU. ARPU in the third quarter of 2005 was 28.2 reais (32.1 reais in the third quarter of 2004).

The trend in these indicators continues to be shaped by the impact on outgoing revenues of the repositioning of prices in the contract segment in the face of aggressive competition; as well as by the negative impact of lower incoming traffic from fixed line operators.

However, in line with the Company's focus on high–value segments, we would highlight the positive performance in contract ARPU, which in the third quarter of 2005 showed growth, both compared to the second quarter of 2005 and to the third quarter of 2004.

Regarding Vivo's financial results, service revenues grew 5% year–over–year in the first nine months of 2005 in local currency, remaining stable to the growth recorded in the first half oh 2005.

The slowdown in total revenue growth (+4% year–over–year in the first nine months of 2005 in local currency) was due to the decrease in handset sales in the third quarter of 2005 (–5% vs. the third quarter of 2004).

Moreover, data revenues continue to grow, to represent 6% of service revenues in the first nine months of 2005.

The decrease in commercial activity in the quarter, together with lower acquisition costs as a result of higher entry barriers after the Father's Day campaign in August, have led to a quarter–over–quarter growth in OIBDA margin after management fees, which stands at 28.9% in the third quarter of 2005 (28.5% in the first nine months of 2005).

The year–over–year trend in margins despite the slowdown in net adds is due to higher commercial and customer care costs caused by stiffer competition and Vivo's focus on high–value customers.

Northern region

Mexico

The third quarter of 2005 was marked by lower seasonal commercial activity in the Mexican market. This factor, combined with higher entry barriers at Telefónica Móviles Mexico (TMM) and the lack of strong commercial campaigns by the operator, have resulted in a slowdown in the pace of growth of net adds compared to the second quarter of 2005.

On the other hand, improvements in credit scoring systems for contract customers have led to a reduction in churn rate in this segment compared to previous quarters, resulting in positive net adds in the contract segment for the first time this year.

Net adds in the third quarter of 2005 stood over 129 thousand compared to 86 thousand in the second quarter of 20055, bringing Telefónica Móviles Mexico's total customer base at the end of September to 5.98 million (+33,0% vs. the third quarter of 2004). GSM customers represent 84% of the total customer base.

5 Excludes the adjustment for 300,000 inactive lines in Mexico, no longer considered in the reported customer base in the second quarter of 2005

In terms of customer usage, MoU in the third quarter of 2005 stood at 47 minutes while ARPU was 124 Mexican pesos.

As for financial results, we would highlight the positive evolution in service revenues, driven by the increase in billable traffic in the quarter. However, the reduction in interconnection fees implemented in the second quarter of 2005 continues to impact the evolution of service revenues in local currency in the first nine months of 2005 (+13.6% vs. the first nine months of 2004).

Despite the slowdown in gross adds, higher entry barriers pushed up revenues from handset sales, which grew 40% in the third quarter of 2005 in local currency compared to the second quarter of 2005.

As a result, 2005 revenues stood at 563 million euros in the first nine months of 2005, representing year–over–year growth of 21.4% in local currency.

The increase in quarterly revenues, combined with lower commercial activity in the third quarter of 2005, have reduced OIBDA losses in the third quarter of 2005 to 33.6 million euros (vs. 48 million euros in the second quarter of 2005), and to 130 million euros in the first nine months of 2005.

By the end of September of 2005,Telefónica Móviles Mexico had deployed 4,300 GSM base stations in the country, allowing the company to extend the coverage to areas which represent close to 90% of the urban population.

Andean Region

Venezuela

Telefónica Móviles Venezuela's customer base ended September at over 5.3 million, with net adds of 122 thousand in the third quarter of 2005 and 993 thousand in the first nine months of 2005.

The strong growth in the customer base boosts the solid operator's financial results in local currency. We would highlight the positive performance of service revenues in local currency (+12.6% in the third quarter of 2005 vs. the second quarter of 2005) driven by the larger customer base, higher traffic and the sharp increase in data revenues.

The quarter–over–quarter decrease in total revenues in local currency (–1.7% vs. the second quarter of 2005) is due to lower handset revenues (–43.1% vs. the second quarter of 2005), following the commercial activity of the previous quarter, when the launch of the new brand and Mother's Day campaigns took place.

The operator recorded total revenues of 993 million euros in the first nine months of 2005, while OIBDA stood at 408 million euros.

Lower commercial activity in the quarter leads to an increase in the OIBDA margin, which stood at 42.8% in the third quarter of 2005, bringing the overall margin for the first nine months of 2005 to a solid 41%.

The Company has reinforced its customer care efforts, which are leading to a significant increase in quality service indices.

Colombia

Telefónica Móviles Colombia's major milestone during the third quarter of 2005 was the commercial launch of its GSM service at the end of July.

As a result, the Company's commercial efforts in the third quarter of 2005 began to focus on capturing GSM customers, with less commercial activity in CDMA.

Thus, at the end of September, Telefónica Móviles Colombia's customer base stood at 5.17 million, with net adds of 414 thousand in the third quarter of 2005, despite the limited growth in GSM customer acquisition due to the ongoing deployment of the network. Focus on GSM customer acquisition is reflected on the weight of GSM gross adds over total gross adds in the third quarter of 2005, which stood at 61%, meaning GSM customers already represent 11% of the total customer base.

Regarding financial results, accumulated revenues totaled 536 million euros in the first nine months of 2005. The decline in revenues in the third quarter of 2005 vs. the second quarter of 2005 in local currency is due to revenues from lower handset sales as a result of lower commercial activity.

On the other hand, we would highlight the significant recovery in the OIBDA margin, due to lower commercial costs, to 23% in the third quarter of 2005. The OIBDA margin in the first nine months of 2005 stood at 11.2%.

Finally, CapEx through September was 166 million euros, reflecting the ongoing rollout of the GSM network, with coverage of 66% of the population as of September.

Peru

At the end of September 2005 Telefónica Móviles Peru's customer base stood at 3.2 million, boosted by the positive performance of net adds, with 141 thousand during the third quarter of 2005, 61.7% more than in the second quarter of 2005.

Regarding financial results, we would highlight the growth in revenues in local currency (+1.1% in the third quarter of 2005 vs. the second quarter of 2005), driven by the favorable advance in customers and traffic, which offset the impact of the reduction in interconnection rates in the third quarter of 2005.

In addition, revenue growth was accompanied by the stability of the OIBDA margin around 32% in the third quarter of 2005.

Southern Cone Region

Argentina

The strong advance in the Argentine cellular market continues to be one of the main growth drivers of the Group's customer base in the third quarter of 2005. Telefónica Móviles recorded net adds of 664 thousand in the third quarter of 2005 (+15% over the second quarter of 2005), boosted by the successful Father's Day campaign and the operator's efforts to contain churn.

The total customer base at the end of September was almost 7.4 million (+10% vs. June), with GSM customers representing 41% of the total.

Regarding financial results, we would highlight the acceleration in the pace of growth in service revenues in local currency (+12.9% in the third quarter of 2005 vs. the second quarter of 2005 and compared to +5.4% in the second quarter of 2005 vs. the first quarter of 2005), driven by growth in ARPU and in the customer base.

Of particular note is the performance in data revenues, which rose 36% vs. the second quarter of 2005, to represent 15% of service revenues.

Despite higher activity and ongoing competitive pressure, control in commercial costs as a result of higher entry barriers, together with lower integration costs, enabled operating margins to improve to 21.7% in the third quarter of 2005 (+10.9 p.p. vs. the second quarter of 2005). The OIBDA margin in the first nine months of 2005 stood at 15.2% (16.4% excluding integration costs).

Finally, CapEx through September was 86 million euros, driven by the ongoing rollout of the GSM network.

Chile

Telefónica Móviles Chile ended September with over 5.2 million customers.

In a quarter where commercial activity has slowed down after the positive performance in the second quarter of 2005 (boosted by the launch of the new brand campaigns), and as a result of an adjustment in order to comply with the Group's criteria for accounting customers, the customer base decreased by 27 thousand customers. However, contract net adds continue showing an increasing trend, growing 37.3% vs. the second quarter of 2005, to 29 thousand.

In addition, the number of GSM customers continued to increase, representing almost 43% of the total customer base at the end of September.

With regard to financial results, revenues totaled 172 million euros in the third quarter of 2005 (459 million euros in the first nine months of 2005), while lower commercial and integration costs in the third quarter of 2005 led to a 6.7 p.p. increase in the OIBDA margin vs. the second quarter of 2005. The OIBDA margin stood at 38.8% in the third quarter of 2005 and at 32.5% in the first nine months of 2005, respectively.

CapEx through September stood at 95 million euros, boosted by the deployment of the GSM network.

CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	September			September

	2005	% Chg 05/04		2005	% Chg 05/04

Telefónica Móviles España	19,633	0.1	TEM México	5,976	33.0%
Contract	10,303	0.2	Contract	284	9.0%
Prepaid	9,330	(0.1)	Prepaid	5,693	34.4%
Brasilcel	28,840	17.0%	TEM Chile	5,230	74.3%
Contract	5,650	13.3%	Contract	880	91.5%
Prepaid	23,190	18.0%	Prepaid	4,350	71.1%
TEM Argentina	7,395	183.8%	TEM Venezuela	5,319	n.c.
Contract	2,897	206.5%	Contract	340	n.c.
Prepaid	4,312	159.6%	Prepaid	4,393	n.c.
Fixed Wireless	186	n.c.	Fixed Wireless	586	n.c.
TEM Perú	3,199	62.7%	TEM Colombia	5,171	n.c.
Contract	570	68.2%	Contract	1,194	n.c.
Prepaid	2,558	57.2%	Prepaid	3,977	n.c.
Fixed Wireless	72	n.c.	TEM Ecuador	1,624	n.c.
TEM El Salvador	494	47.7%	Contract	348	n.c.
Contract	78	1.9%	Prepaid	1,274	n.c.
Prepaid	396	53.1%	Fixed Wireless	2	n.c.
Fixed Wireless	21	n.c.	TEM Panamá	788	n.c.
TEM Guatemala	924	210.2%	Contract	65	n.c.
Contract	73	38.8%	Prepaid	723	n.c.
Prepaid	742	202.5%	TEM Nicaragua	337	n.c.
Fixed Wireless	109	n.c.	Contract	45	n.c.
Medi Telecom	3,839	49.2%	Prepaid	277	n.c.
Contract	162	27.4%	Fixed Wireless	16	n.c.
Prepaid	3,677	50.4%	TEM Uruguay	322	n.c.
			Contract	56	n.c.
			Prepaid	266	n.c.

			Total Managed	89,092	52.0%

Note: The comparison is affected by the incorporation of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

For comparison purposes, since the cancellation of Movistar Puerto Rico’s management contract, its subscriber base is excluded from the Group subscriber base. September 2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January – September

		2005	2004	% Chg

Spain	Revenues	6,621.5	6,122.0	8.2
	OIBDA	3,089.9	3,163.9	(2.3)
	OIBDA margin	46.7%	51.7%	(5.0 p.p.)

Latin America	Revenues	5,445.7	2,174.7	150.4
	OIBDA	1,200.7	377.0	n.s.
	OIBDA margin	22.0%	17.3%	4.7 p.p.

Brazil	Revenues	1,331.7	1,101.2	20.9
	OIBDA	379.2	382.2	(0.8)
	OIBDA margin	28.5%	34.7%	(6.2 p.p.)

Northern Region	Revenues	909.7	596.6	52.5
	OIBDA	(23.8)	(88.2)	(73.0)
	OIBDA margin	–2.6%	–14.8%	12.2 p.p.

Andean Region	Revenues	2,009.9	175.9	n.c.
	OIBDA	584.0	46.0	n.c.
	OIBDA margin	29.1%	26.2%	2.9 p.p.

Southern Cone	Revenues	1,194.4	301.0	n.c.
	OIBDA	261.3	36.9	n.c.
	OIBDA margin	21.9%	12.3%	9.6 p.p.

Rest and intragroup	Revenues	(17.1)	(1.4)	n.s.
	OIBDA	(64.1)	(50.6)	26.6
	OIBDA margin	n.s.	n.s.	n.s.

TOTAL	Revenues	12,050.0	8,295.2	45.3
	OIBDA	4,226.5	3,490.3	21.1
	OIBDA margin	35.1%	42.1%	(7.0 p.p.)

Note: The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005).

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	12,050.0	8,295.2	45.3	4,290.2	2,940.3	45.9
Internal expenditure capitalized in fixed assets (1)	85.8	48.8	75.8	33.7	17.0	98.0
Operating expenses	(7,785.3)	(4,807.5)	61.9	(2,607.9)	(1,672.5)	55.9
Other net operating income (expense)	(122.7)	(41.1)	198.9	(68.2)	(24.9)	173.9
Gain (loss) on sale of fixed assets	(1.2)	(7.6)	(83.9)	0.0	(5.9)	c.s.
Impairment of goodwill and other assets	0.0	2.5	n.s.	0.0	0.1	n.s.
Operating income before D&A (OIBDA)	4,226.5	3,490.3	21.1	1,647.7	1,254.1	31.4
Depreciation and amortization	(1,679.8)	(1,055.0)	59.2	(585.7)	(359.9)	62.7
Operating income (OI)	2,546.7	2,435.3	4.6	1,062.0	894.2	18.8
Profit from associated companies	(10.4)	(31.3)	(66.8)	0.4	(9.5)	c.s.
Net financial income (expense)	(300.2)	(240.8)	24.6	(146.3)	(120.9)	21.1
Income before taxes	2,236.1	2,163.2	3.4	916.1	763.8	19.9
Income taxes	(709.6)	(742.0)	(4.4)	(312.8)	(264.7)	18.2
Income from continuing operations	1,526.6	1,421.2	7.4	603.2	499.1	20.9
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	16.1	(2.8)	c.s.	11.7	(3.0)	c.s.
Net income	1,542.7	1,418.4	8.8	614.9	496.1	24.0

(1) Including work in process.

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	12,050.0	8,504.3	41.7	4,290.2	2,971.0	44.4
Internal expenditure capitalized in fixed assets (1)	85.8	50.0	71.7	33.7	16.9	98.9
Operating expenses	(7,785.3)	(4,965.6)	56.8	(2,607.9)	(1,692.7)	54.1
Other net operating income (expense)	(122.7)	(43.1)	185.0	(68.2)	(25.3)	169.1
Gain (loss) on sale of fixed assets	(1.2)	(7.6)	(84.0)	0.0	(5.9)	c.s.
Impairment of goodwill and other assets	0.0	2.5	c.s.	0.0	0.1	n.s.
Operating income before D&A (OIBDA)	4,226.5	3,540.4	19.4	1,647.7	1,264.2	30.3
Depreciation and amortization	(1,679.8)	(1,108.3)	51.6	(585.7)	(367.8)	59.3
Operating income (OI)	2,546.7	2,432.1	4.7	1,062.0	896.4	18.5
Profit from associated companies	(10.4)	(32.4)	(67.9)	0.4	(9.5)	c.s.
Net financial income (expense)	(300.2)	(250.3)	19.9	(146.3)	(114.5)	27.9
Income before taxes	2,236.1	2,149.4	4.0	916.1	772.4	18.6
Income taxes	(709.6)	(740.1)	(4.1)	(312.8)	(267.1)	17.1
Income from continuing operations	1,526.6	1,409.3	8.3	603.2	505.4	19.4
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	16.1	3.4	n.s.	11.7	(6.4)	c.s.
Net income	1,542.7	1,412.7	9.2	614.9	499.0	23.2

Note: Cellular Bussines included Telefónica Móvil Chile in 2004.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Cesky Telecom

Since July 1 2005, Telefónica fully consolidates the 51.1% of the stake acquired in Cesky Telecom in the privatization process. As a result of the compulsory tender offer concluded on September 19 2005, Telefónica increased its stake to 69.4%, which will be consolidated as of October 1 2005.

Telefónica consolidates Cesky Telecom's third quarter results with a contribution of 509.4 million euros to Telefónica's nine months gross revenues, while the contribution to the OIBDA and OI was 252.7 million euros and 110.0 million euros, respectively.

Cesky Telecom Group revenues in the first nine months of 2005 amounted to 1,518.8 million euros, showing an increase of 3.9% over the same period of last year, while in local currency terms, revenues were down by 2.2% y–o–y. It is important to highlight the improved performance achieved in the third quarter alone, with a moderate 1.1% y–o–y decline in local currency terms, mainly due to the positive performance of the mobile business and the improving trend observed in the fixed line business compared to the first half of the year.

Total consolidated operating expenses showed a slight increase of 0.6% y–o–y in local currency over the first nine months of the year, while in the third quarter alone the company managed to reduce its operating expenses by 5.4% y–o–y, mainly thanks to the OpEx discipline exercised in the fixed line business. Thus, OIBDA for the Group reached 707.8 million euros showing a decrease of 0.7% y–o–y (–6.6% y–o–y in local currency), but with a 2.8% y–o–y increase in local currency for the third quarter alone as a result of the operating expenses discipline already mentioned. As a result, the OIBDA margin reached 46.6% in the first nine months of 2005, up from 45.0% registered in the first half of the year, and 2.2 percentage points below the figure reached in the same period of last year. OIBDA margin for the third quarter has topped 49.7%, 1.9 percentage points higher than the one achieved in the same period of last year.

Operating Income (OI) for the first nine months of the year went up by 6.7% y–o–y in local currency to 249.2 million euros, on the back of a decrease in the consolidated depreciation and amortization resulting from a lower CapEx and changes in goodwill and certain items of intangible assets amortization.

Total CapEx of Cesky Telecom Group for the first nine months of 2005 amounted to 108.5 million euros, down by 6.6% y–o–y in local currency, having been reduced in both fixed line and mobile businesses.

Operating free cash flow (OIBDA–CapEx) generated by the Cesky Telecom Group up to the end of September 2005 reached 599.3 million euros, down by 6.6% y–o–y in local currency, mainly as a result of the decrease in OIBDA already mentioned.

Fixed Line Business

Revenues in the fixed line business declined by 4.4% y–o–y in local currency in the first nine months of the year to 790.1 million euros, in a continuous shift from the traditional voice services to broadband Internet, data and other value added services.

Revenues from monthly subscriptions and connection charges decreased by 6.2% y–o–y in local currency mainly due to the decrease in the number of fixed telephony accesses (–6.4% y–o–y to reach 3.0 million accesses as of September 30).

Following a 28.3% y–o–y decline in the total traffic generated by Cesky Telecom's customers, as a result of both migration of Internet dial up traffic to broadband and the fixed to mobile traffic substitution effect, revenues from communication voice services were reduced by 24.1% y–o–y in local currency in the first nine months of the year. As a first result of the elimination of credits in monthly rental fees as part of the tariff rebalancing scheme implemented in the second quarter of the year, the quarterly rate of decline observed throughout the year has diminished (from 26.1% y–o–y decline in the first quarter to 23.9% in the second quarter and 21.8% in the third quarter).

The revenues from Internet, data services, value added services and other telecommunication services have registered a 23.3% y–o–y increase in local currency, mainly due to a substantial growth in revenues from broadband services.

The total number of ADSL connections amounted to 221 thousands at the end of September, compared to 61 thousands connections registered at the end of September 2004. Cesky Telecom recorded 120 thousands net adds in the first nine months of 2005, with an estimated market share of net adds of 82% and confirming its total market share on the broadband Internet of 80% as of the end of the third quarter. As a result of the successful introduction of new Internet Expres packages in the second quarter of the year, ADSL net adds in the third quarter alone reached 58 thousands which is almost equal to the one achieved throughout the first half of the year.

Operating expenses of the fixed line business in the first nine months of 2005 went down by 3.9% y–o–y in local currency, having declined by 11.4% in local currency y–o–y in the third quarter alone. A reduction in most of the cost categories have contributed to this positive performance. The cost category which contributed to the cost reduction the most was personnel expenses, declining by 3.9% y–o–y in local currency as a result of a y–o–y headcount reduction of 15.7% since September 2004. Payments to other operators have increased by 4.8% y–o–y due to the combined effect of an increase of payments for international carrier transit services (+40.6% y–o–y) and the reduction of payments to domestic networks operators (–14.9% y–o–y).

OIBDA in the fixed line business amounted to 349.4 million euros (–12.4% y–o–y in local currency), representing an OIBDA margin of 44.2% in the first nine months of 2005, down by 4.0 percentage points compared to the same period of time of the year 2004, and up by 1.6 percentage points as compared to the first half of 2005. OIBDA margin of the fixed business in the third quarter alone has been 47.4%.

CapEx in the fixed line business amounted to 49.2 million euros in the first nine months of the year, down by 7.0% y–o–y in local currency.

Mobile Business (Eurotel)

In the first nine months of 2005, Eurotel revenues increased by 1.1% y–o–y in local currency and amounted to 747.3 million euros while in the third quarter alone revenues went up by 4.0% y–o–y in local currency, mainly as a result of the growth in data and Internet revenues.

Eurotel's communication traffic revenues and subscription charges in the first quarter of the year increased by 0.7% y–o–y in local currency, thanks to the increasing number of customers and successful launch of new services over the summer season. Revenues from SMS, MMS, Internet, data and value added Services increased by 21.3% y–o–y in local currency, accelerated from the 18.3% y–o–y increase registered in the first half of 2005.

The total number of Eurotel's customers at the end of September amounted to nearly 4.5 million, showing a 7.9% y–o–y increase. The successful migration process from prepaid to contract services has led to the 37.0% y–o–y increase in the number of contract customers, amounting to 1.3 million at the end of September, and driving the contract over total customers ratio to 29.2% from 23.0% registered at the end of September 2004.

As a result of the continuous increase in multiple SIM card users, together with the lower ARPU generated by the newly acquired customers, in the first nine months of 2005 blended ARPU showed a y–o–y reduction of 3.6% in local currency. Nevertheless, the ARPU increased in the third quarter by 1.0% compared to the second quarter of 2005, a trend seen throughout the year resulting from the successful acquisition of contract customers. Moreover, at the end of September 2005, the total number of Eurotel Data Expres (an unlimited high–speed Internet access service based on CDMA technology) customers amounted to 54 thousands (compared to 12 thousands registered as of September 2004).

Eurotel's operating expenses increased by 3.9% y–o–y in local currency in the first nine months of the year, but went down by 0.9% y–o–y in the third quarter alone, changing the quarterly trend observed in the first and second quarter (+5.4% y–o–y and +7.2% y–o–y, respectively).

Personnel expenses are the major contributor to this performance, having increased by 33.3% y–o–y in local currency as a result of one–off items posted in the second quarter. In the third quarter alone, the personnel expenses increased by a moderate 3.8% y–o–y. Eurotel headcount has been reduced by 0.4% y–o–y in the first nine months of the year.

Eurotel OIBDA reached 350.4 million euros in the first nine months of the year, which represents a 1.8% y–o–y decrease in local currency while having decreased OIBDA margin by 1.4 percentage points compared to the end of September 2004 to reach 46.9%. Thanks to the positive development of operating costs registered in the third quarter alone, OIBDA margin has improved by 1.1 percentage points compared to the end June 2005.

CapEx in the mobile business amounted to 59.1 million euros in the first nine months of the year, down by 6.5% y–o–y in local currency.

CESKY TELECOM

CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
July – September

2005

Revenues	509.4
Internal expenditure capitalized in fixed assets (1)	5.1
Operating expenses	(281.6)
Other net operating income (expense)	24.8
Gain (loss) on sale of fixed assets	0.7
Impairment of goodwill and other assets	(5.8)
Operating income before D&A (OIBDA)	252.7
Depreciation and amortization	(142.6)
Operating income (OI)	110.0
Profit from associated companies	0.0
Net financial income (expense)	(4.7)
Income before taxes	105.3
Income taxes	(26.0)
Income from continuing operations	79.4
Income (Loss) from discontinued operations	0.0
Minority interest	0.0
Net income	79.4

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

On November 7 2005, TPI Group reached an agreement to acquire 100% capital of Telinver, the Argentine directories market leader, for US$ 74 million, enterprise value. As a consequence of this acquisition all the directories businesses of Telefónica Group will be consolidated in TPI Group.

The acquisition of Telinver and the good performance after the entrance in the Italian telephone information market suppose as well the update of the 2005 guidance; revenue growth of +5.5%/+6.5% (from former +3%/+5%) and OIBDA growth of +7%/8% in constant euros (+7%/+9% before).

Consolidated revenues rose 4.5% in the first nine months of the year, to 462.7 million euros. Operating profit before depreciation and amortization (OIBDA) advanced 2.0% compared to the year before reaching 161.4 million euros. Net profit in the period was 94.9 million euros. These results can be explained as follows:

  Advertising revenue growth in a 2.6% and rose 387.2 million euros. The advertising revenues in Spain grew 1.7% reaching 296.8 million euros while in Latin America the growth in euros of these revenues was 5.5%, up to 90.5 million euros.

  Revenue from telephone traffic amounted to 41.7 million euros, with a growth of 23.2%, thanks to the positive evolution of the telephone information services in Spain.

  Operator revenue increased 6.4%, reaching 32.6 million euros

Spain is decreasing its contribution to the group revenues in one percent point representing now a 77% of the total revenues, due to the good performance of the exchange rate in Latin America, and increasing its contribution to the consolidated OIBDA of the TPI Group, from a 81% to a 85% in the nine months period, as a consequence of the behavior of TPI Peru and Publiguías. In Spain, revenues are growing up 4.0% to 359.7 million euros, mostly due to:

  The paper business grew in a 0.4%, reaching 266.4 million euros.

  Internet revenues present a good performance, reaching 24.6 million euros that suppose a growth of 16.7%, as well as telephone information advertising revenues increased 15.6% to 3.6 million euros.

  The revenue from telephone traffic amounted to 41.3 million euros, with a growth of 23.0%.

Latin America represents the remaining 23% of the revenues and 15% of the OIBDA, highlighting:

  Following the publication of the 2005 Santiago directory during the third quarter of 2005, total revenues of Publiguías fell 3.4% in local currency (+1.0% in euros). OIBDA fell 17.2% in local currency (–13.5% in euros). This evolution is due both to the increased competition and the write–off of default customers which begun at the beginning of the year to improve bad debts.

  TPI Peru reported revenues of 33.5 million euros, with a growth of 7.2%, and contributed with 8.7 million euros to the consolidated OIBDA.

  Advertising revenues of TPI Brasil grew a 6.5% in local currency during the first nine months of the year, reaching 13.4 million euros and improving the OIBDA in a 24.7% in local currency, up to -5.1 million euros.

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver -that will be consolidated under the TPI perimeter from now - presents revenues figure of 470.4 million euros, that implies a growth of 4.5% compared to the same period of the year before. On the other hand, OIBDA improves in a 2.1%, reaching 162.1 million euros in this period.

TPI – PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN SPAIN
Unaudited figures
	January – September

	2005	2004	% Chg

Books Published
Yellow Pages*	89	81
White Pages	43	45

(Euros in millions)
Revenue Breakdown (1)	359.7	346.0	0.0
Advertising	296.8	291.8	0.0
Publishing	266.4	265.5	0.0
Yellow Pages	208.8	210.2	(0.0)
White Pages	51.6	50.6	0.0
Others paper revenues	6.0	4.7	0.3
Internet	24.6	21.0	0.2
Operator Assisted Yellow Pages	3.6	3.1	0.2
Others	2.2	2.2	0.0
Telephony Traffic	41.3	33.6	0.2
Operator	19.8	18.6	0.1
Others	1.8	2.0	(0.1)

* Includes a breakdown by residential/business services and pocket guides.
(1) TPI España includes Telefónica Publicidad e Información S.A. , TPI Edita, 11888 Servicio de Consulta Telefónica S.A.U., TPI Direct and Edinet Europa results.

TPI – PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	462.7	442.8	4.5	226.6	228.3	(0.7)
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(283.4)	(261.7)	8.3	(120.0)	(115.9)	3.5
Other net operating income (expense)	(18.2)	(20.3)	(10.5)	(8.0)	(10.5)	(23.2)
Gain (loss) on sale of fixed assets	(0.2)	(0.4)	(41.8)	(0.3)	0.1	c.s.
Impairment of goodwill and other assets	0.5	(2.1)	(125.5)	0.5	(2.1)	c.s.
Operating income before D&A (OIBDA)	161.4	158.3	2.0	98.9	99.9	(1.0)
Depreciation and amortization	(17.3)	(15.7)	10.2	(5.6)	(5.2)	7.3
Operating income (OI)	144.1	142.6	1.1	93.3	94.7	(1.4)
Profit from associated companies	(0.1)	(0.3)	(78.9)	(0.0)	(0.1)	(97.1)
Net financial income (expense)	(3.3)	(1.1)	n.s.	(1.1)	0.5	c.s.
Income before taxes	140.7	141.2	(0.3)	92.2	95.1	(3.0)
Income taxes	(45.8)	(46.1)	(0.6)	(28.0)	(29.1)	(3.7)
Income from continuing operations	94.9	95.1	(0.2)	64.2	65.9	(2.7)
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	0.0	0.5	n.s.	0.0	0.0	n.s.
Net income	94.9	95.6	(0.7)	64.2	65.9	(2.7)

(1) Including work in process.

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	470.4	449.9	4.5	231.3	230.8	0.2
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(290.3)	(266.6)	8.9	(123.8)	(116.3)	6.5
Other net operating income (expense)	(18.3)	(21.9)	(16.6)	(8.1)	(11.4)	(28.9)
Gain (loss) on sale of fixed assets	(0.2)	(0.4)	(41.8)	(0.3)	0.1	c.s.
Impairment of goodwill and other assets	0.5	(2.1)	c.s.	0.5	(2.1)	c.s.
Operating income before D&A (OIBDA)	162.1	158.8	2.1	99.6	101.1	(1.5)
Depreciation and amortization	(17.7)	(16.3)	8.7	(5.7)	(5.5)	4.6
Operating income (OI)	144.4	142.5	1.3	93.9	95.7	(1.9)
Profit from associated companies	(0.1)	(0.3)	(78.9)	(0.0)	(0.1)	(97.1)
Net financial income (expense)	(4.7)	(4.0)	17.8	(1.5)	(0.6)	138.6
Income before taxes	139.6	138.2	1.0	92.4	94.9	(2.7)
Income taxes	(45.8)	(46.1)	(0.6)	(28.0)	(29.1)	(3.7)
Income from continuing operations	93.8	92.1	1.8	64.4	65.8	(2.2)
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	0.0	0.6	(96.1)	(0.0)	0.0	c.s.
Net income	93.8	92.7	1.2	64.4	65.8	(2.2)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

During the first nine months of 2005, Atento Group's total revenues amounted to 608.6 million euros, 40.8% more than in the same period of the previous year. This increase is explained by the revenue growth at Atento España (+26.5% year–on–year), Atento Brazil (+30.3% year–on–year growth) and Atento Mexico (+74.1% year–on–year)

The contribution of clients outside the Telefónica Group reached 45.2% of total revenues in the first nine months of 2005, increasing its participation in the total revenues of the group. By countries, we can highlight:

  In Brazil, on one hand, the higher clients in Microsoft, Bradesco and Banco IBI and, on the other hand, the higher activity with VIVO, Sera and Speedy.

  In Spain, on one hand the agreement with BBVA and the new services with Gas Natural and, on the other hand, the new services with some Spanish Government Agencies (Tesorería General de la Seguridad Social and Agencia Tributaria).

  In Mexico, the higher activity with BBVA, Infonavit, GE Seguros, Lexmark and Pfizer and the higher clients in Microsoft and US Airways.

  In Puerto Rico, the higher activity with SunCom and Citibank.

  In Colombia, the higher activity with BBVA and the higher traffic in the Microsoft campaign.

By geographical areas, Spain and Brazil both accounted for 69.7% of the total group revenues, 2.3 percentage points less than twelve months ago, offset by the higher contribution of Mexico (8.4% vs. 6.7% one year ago), Chile (5.9% vs. 5.7% one year ago) and Argentina (3.3% vs. 2.6% one year ago) in the total group revenues.

Operating expenses registered a year–on–year increase of 42.0% to 527.9 million euros in the first nine months of the year, due to higher personnel expenses (+43.8%) as a result of greater activity and higher supplies (+52.4%).

Operating income before depreciation and amortization (OIBDA) amounted to 82.6 million euros at the end of the first nine months of 2005, 35.9% up on January–September of the previous year. In terms of profitability, the OIBDA margin amounted to 13.6%, 0.5 percentage points lower than twelve months ago.

Operating income (OI) at September 2005 amounted to 61.9 million euros, 78.7% more than that recorded in the same period of 2004, mainly due to the activity growth and the 20.8% decrease in amortization explained by the degree of maturity achieved in operations.

Net income obtained in the first nine months of the year amounted to 31.6 million euros compared with 24.8 million euros registered in the same period of 2004.

Cumulative CapEx at the end of the nine months totaled 26.6 million euros, showing a year–on–year increase of 83.7%. This increase was mainly due to the investments made by Atento Brazil to attend new services and clients at the new Contact Center in Sao Bento, as well as the opening of new platforms in Spain to attend new services, the implementation of a new call center in Puerto Rico (Trujillo), the new investments in Mexico as a consequence of US Airways and Sony activity and the new Movistar services in Venezuela. Hence, operating free cash flow (OIBDA–CapEx) reached 56.0 million euros in September, compared with the 46.3 million euros generated in January–September 2004.

Finally, at operating level, the Atento Group had 36,543 positions in place at September 30th 2005, 7,187 more than one year ago. The average number of occupied positions for the quarter was 29,314, representing a level of occupation of 84% (78% as of September 2004).

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	608.6	432.2	40.8	220.4	151.9	45.1
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(527.9)	(371.8)	42.0	(189.8)	(126.8)	49.7
Other net operating income (expense)	1.9	0.8	138.9	0.5	(1.4)	c.s.
Gain (loss) on sale of fixed assets	(0.0)	(0.4)	(99.2)	0.0	(0.0)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	82.6	60.8	35.9	31.1	23.6	31.5
Depreciation and amortization	(20.7)	(26.1)	(20.8)	(7.0)	(8.0)	(12.6)
Operating income (OI)	61.9	34.6	78.7	24.0	15.6	54.2
Profit from associated companies	0.0	0.0	n.s.	0.0	0.0	n.s.
Net financial income (expense)	(13.1)	(6.2)	111.8	(5.4)	(6.0)	(11.0)
Income before taxes	48.8	28.4	71.5	18.7	9.6	95.1
Income taxes	(14.9)	(2.4)	n.s.	(5.9)	(0.2)	n.s.
Income from continuing operations	33.9	26.1	30.1	12.8	9.4	37.0
Income (Loss) from discontinued operations	0.0	(0.1)	n.s.	0.0	(0.0)	n.s.
Minority interest	(2.3)	(1.1)	103.2	(0.8)	(0.4)	98.2
Net income	31.6	24.8	27.4	12.0	8.9	34.1

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media Business obtained revenues of 878.7 million euros at the end of the third quarter of 2005, up 5.6% from the same period of 2004.

The consolidated operating income before depreciation and amortization (OIBDA) in the January–September period amounted to 167.1 million euros, compared with 128. million euros registered in the same period of 2004.

The information about Endemol has been limited due to IPO process of the Company in order to not interfere in such process and avoid activities that could be considered against information disclosure for the appropriate regulatory bodies.

ATCO

During the first nine months of the year, the advertising market in Argentina (mainly in the Capital and Gran Buenos Aires areas) has registered year–on–year growth of approximately 21%, which compares with the one registered in the first half of 2004 (+46%), reflecting the recovery of the above–mentioned market throughout 2004.

Within this favorable market context, Telefé maintains its leadership, reaching 38.5% share of audience on total population and showing a year–on–year increase of 0.6 percentage points, followed by its main competitor, Canal 13, with an average share of 24.5% in the first nine months of 2005. The cumulative advertising market share as of September 2005 is 41.8%, down 3.1 percentage points from September 2004, again followed by Canal 13 (30.9%).

The company obtained revenues of 245.4 million pesos in the first nine months of the year, showing an increase of 8.2% over the same period of last year, due to the advertising market growth already mentioned. OIBDA reached 71.1 million pesos in the first nine months of the year, which compares with the 37.9 million pesos registered in the same period of 2004, and primarily due to the capital gains registered after the sale of Radio Continental and Radio Estéreo.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – September			July – September

	2005	2004	% Chg	2005	2004	% Chg

Revenues	878.7	831.9	5.6	276.9	261.0	6.1
Internal expenditure capitalized in fixed assets (1)	0.0	0.2	n.s.	0.0	0.0	n.s.
Operating expenses	(727.4)	(705.1)	3.2	(230.4)	(220.2)	4.6
Other net operating income (expense)	8.4	(1.1)	c.s.	6.4	14.4	(55.9)
Gain (loss) on sale of fixed assets	7.5	5.0	50.7	0.2	5.1	(96.1)
Impairment of goodwill and other assets	(0.1)	(2.5)	(96.9)	0.0	(2.6)	n.s.
Operating income before D&A (OIBDA)	167.1	128.4	30.2	53.0	57.8	(8.2)
Depreciation and amortization	(20.5)	(19.6)	4.6	(6.4)	(6.5)	(1.8)
Operating income (OI)	146.7	108.8	34.8	46.7	51.3	(9.0)
Profit from associated companies	(5.1)	(23.3)	(78.2)	2.5	(5.4)	c.s.
Net financial income (expense)	(3.8)	(24.9)	(84.8)	(7.0)	(14.1)	(50.4)
Income before taxes	137.8	60.6	127.5	42.1	31.7	32.8
Income taxes	(46.3)	(56.3)	(17.7)	(11.1)	(23.1)	(51.7)
Income from continuing operations	91.5	4.3	n.s.	31.0	8.7	n.s.
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(4.3)	(3.4)	26.9	(1.7)	(1.3)	25.0
Net income	87.2	0.9	n.s.	29.3	7.3	n.s.

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland obtained revenues of 208.2 million euros in the first nine months of 2005, showing a year–on–year reduction of 5.5%, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business.

With respect to the broadband business, it is worth to highlight the strong increase in the number of connections resold on a retail basis by the company to its main clients. With it, the total number of equivalent ADSL lines in service in the German market exceeds the figure of 510 thousands at the end of the first half of 2005, which compares with the more than 401 thousands achieved in September 2004, providing services to four of the five top main ISPs in Germany.

Telefónica Deutschland has registered a positive operating income before depreciation and amortization (OIBDA) of 1.1 million euros in the first nine months of the year, which compares with the 10.0 million euros obtained in the same period of the previous year.

TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January – September

	2005	2004	% Chg

Revenues	208.2	220.5	(5.5)
Operating income before D&A (OIBDA)	1.1	10.0	(88.6)
OIBDA margin	0.5%	4.5%	(4.0 p.p.)

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Content and Media Business. The results from the Sogecable stake have been also assigned to Content and Media Business, even though a part of the investment is legally dependent upon Telefónica, S.A.

  Telefónica Holding Argentina, S.A. holds 4.706% of Atlántida de Comunicaciones, S.A. (ATCO) which, for those purposes, is considered to be part of Content and Media Business, consolidating 100% share capital of ATCO.

  Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, sold Telefónica Móviles Chile to Telefónica Móviles Group in the third quarter of fiscal year 2004, although the results of this company have been assigned to the cellular business from the beginning of the year 2004.

  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica´s directories business.

  Telefónica Data Group (denominated "Telefónica Empresas"), legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation purposes, and according to geographic criteria. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A. In this sense, the stakes in Telefónica Data España, S.A.U. and Soluciones Group have been sold to Telefónica de España S.A.U. in the third quarter of 2004, although the results of both companies had been assigned to the fixed line business in Spain from the beginning of the year 2004.

  Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group during 2004 and the first nine months of 2005, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%) respectively.

  The activities of Terra Networks España S.A., Maptel Networks, S.A.U. and Azeler Automoción, S.A. have been included in Telefónica de España Group as of July 1st 2005; at the same time, Terra Networks Chile has been included in Telefónica Latinoamérica Group together with the rest of Latin American companies of Terra. As of September 30th 2005, Terra Networks España and Terra Networks Chile are directly held by Telefónica S.A., while Maptel Networks and Azeler Automoción are directly held by Terra Networks Asociadas, S.L.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by bu siness lines

TELEFÓNICA GROUP		TELEFÓNICA LATINOAMÉRICA GROUP
	% Part		% Part

Telefónica de España	100.00%	Telesp	87.49%
Telefónica Móviles (1)	92.46%	Telefónica del Perú	98.19%
Telefónica Latinoamérica	100.00%	Telefónica de Argentina	98.03%
TPI Group	59.90%	TLD Puerto Rico	98.00%
Telefónica de Contenidos	100.00%	CTC Chile	44.89%
Atento Group	91.35%	Terra Networks Perú	99.99%
Cesky Telecom	69.41%	Terra Networks México	99.99%
		Terra Networks USA	100.00%
		Terra Networks Guatemala	100.00%
(1) Effective participation: 92.91%. Includes Telefónica Móviles S.A.’ Stock Options Program ("Programa MOS").		Terra Networks Venezuela	100.00%
		Terra Networks Brasil	100.00%
TELEFÓNICA DE ESPAÑA GROUP		Terra Networks Argentina	99.99%
	% Part	Terra Networks Chile (1)	100.00%
		Telefónica Data Colombia	100.00%
Telyco	100.00%	Telefónica Empresas Brasil	93.98%
Telefónica Telecomunic. Públicas	100.00%	Telefónica Empresas Perú	97.07%
Telefónica Soluciones Sectoriales	100.00%	Telefónica Data Argentina	97.92%
Telefónica Empresas España	100.00%	Telefónica Data USA	100.00%
Terra Networks España (1)	100.00%	T. Intern. Wholesale Serv. (TIWS) (2)	100.00%
T. Soluciones de Informatica y	100.00%
Comunicaciones de España
		(1) Telefónica S.A. owns 100%.
		(2) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.
(1) Telefónica S.A. owns 100%.

TPI – PÁGINAS AMARILLAS GROUP
	% Part

TPI Edita	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%
Services de Renseig. T. (France)	100.00%
Servizio di Consultazione Telefonica,	100.00%
S.R.L. (Italy)

GRUPO TELEFÓNICA MÓVILES		ATENTO GROUP
	% Part		% Part

Telefónica Móviles España	100.00%	Atento Teleservicios España, S.A.	100.00%
Brasilcel (1)	50.00%	Atento Brasil, S.A.	100.00%
TCP Argentina	97.93%	Atento Argentina, S.A.	100.00%
TEM Perú	98.03%	Atento de Guatemala, S.A.	100.00%
T. Móviles México	92.00%	Atento Mexicana, S.A. de C.V.	100.00%
TM Chile	100.00%	Atento Perú, S.A.C.	99.46%
TEM El Salvador	99.02%	Atento Chile, S.A.	77.60%
TEM Guatemala	100.00%	Atento Maroc, S.A.	100.00%
Telcel (Venezuela)	100.00%	Atento El Salvador, S.A. de C.V.	100.00%
TEM Colombia	100.00%
TEM Guatemala y Cía	100.00%
Otecel (Ecuador)	100.00%
TEM Panamá	99.98%	TELEFÓNICA DE CONTENIDOS GROUP
Abiatar (Uruguay)	100.00%		% Part
Telefonía Celular Nicaragua	100.00%
Radiocomunicac. Móviles SA (Arg)	100.00%	Telefé	100.00%
Telefónica Móviles Chile	100.00%	Endemol (1)	99.70%
Group 3G (Germany)	57.20%	Telefónica Servicios de Música	100.00%
IPSE 2000 (Italy) (2)	45.59%	Telefónica Servicios Audiovisuales	100.00%
3G Mobile AG (Switzerland)	100.00%	Hispasat	13.23%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%	(1) Ownership held by Telefónica S.A.
Mobipay España	13.36%
Mobipay Internacional	50.00%
T. Móviles Soluciones y Aplicac. (Chile)	100.00%
Tempos 21 (3)	38.50%

(1) Joint Venture which fully consolidates TeleSudeste Celular Participações, Celular CRT Participações, TeleLeste Celular Participações and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom Participações and, as from May 2003, TeleCentro Oeste Participações. The states that Brasilcel consolidated in its subsidiaries in September 2005 are the following: TeleSudeste Celular Participações 91.0%; Telesp Celular Participações 66.1%; Global Telecom Participações 66.1%; Celular CRT Participações 66.4%; TeleLeste Celular Participações 50.7% and TeleCentro Oeste Participações 34.7%.

(2) Aditionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.
(3) In June 2005, Tempos 21 is consolidated by the equity method with a retroactive effect as from January 1st 2005.

OTHER PARTICIPATIONS
	% Part

Lycos Europe	32.10%
Sogecable (1)	23.83%
Portugal Telecom (2)	9.53%
China Netcom Group (3)	5.00%
BBVA	1.13%
Amper	6.10%
Telepizza	4.89%

(1) Telefónica de Contenidos, S.A. holds 22.23% and Telefónica, S.A. holds 1.60%.
(2) Telefónica Group’s effective participation. Telefónica Group participation would be 9.64% if we exclude the minority interests.
(3) Ownership held by Telefónica Latinoamérica

ADDENDA

Significant Events

  On November 4th 2005, Telefónica S.A. treasury stock position was 87,373,284 shares representing 1.775% of its current share capital, accordingly to the CNMV filing.

  On October 31, 2005, in accordance with Rule 2.5 of the U.K.'s City Code on Takeovers and Mergers, Telefónica, S.A. announced, through their financial advisors Goldman Sachs International and Citigroup, the launching of an Irrevocable Takeover Offer to acquire the total share capital of the UK company, O2 plc. This Announcement contains the principal terms and conditions of this Offer agreed unanimously by the Board of Directors of Telefónica, S.A. and O2 plc. The Offer, addressed to all the shareholders of the aforementioned company, is structured as a purchase of shares in cash, valuing each O2 plc share at 200 p and, consequently, being the entire value of the transaction of approximately œ17.710 millions. The Board of Directors of O2 plc will be unanimously recommending its shareholders to accept the Offer announced by Telefónica, S.A. This Irrevocable Offer is conditional, amongst other things, upon receiving the required regulatory clearances; and upon receiving a number of acceptances in respect of not less than 90 per cent of O2 plc share capital to which the Offer relates, notwithstanding Telefónica, S.A. may waive this condition as long as the number of acceptances received represent more than 50 percent of the voting share capital of O2 plc.

  On September 28, 2005, the Board of Directors of the Telefónica, S.A., accepted the resignation of Mr. Antonio J. Alonso Ureba from his position on the Board and his post as Secretary to the Board of Directors. Likewise, the Board of Directors agreed to appoint Mr. Ramiro Sanchez de Lerín García–Ovies as Secretary non–Director of the Board and General Secretary of the Company.

  On September 19, 2005, the offering period related to the mandatory tender offer that Telefónica S.A. launched for 48.9% of Cesky Telecom capital on July 29, 2005 expired. The total acceptances tendered in the public offer has been 59 million shares (37.5% of the free float), which at the offer price of CZK 456 per share represent a total consideration of approximately 917 million euros. After completion of the tender offer, Telefónica's interest in Cesky Telecom increased from 51.1% to 69.4%.

  On September 5, 2005, Telefónica, through its wholly–owned subsidiary Telefónica Internacional, S.A.U., reached a stake equivalent to a 5% of the equity of China Netcom Group Corporation (Hong Kong) limited (CNC). The acquisition of the 5% equity stake of CNC represented a total investment amounting to 418.3 million euros.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-September of 2005, the main changes have occurred in the consolidation perimeter were the following:

Telefónica Group

  The Spanish company Telefónica Procesos y Tecnología de la Información, S.A. was taken over by Telefónica Gestión de Servicios Compartidos, S.A. in February this year. The company, which was consolidated within Telefónica Group's financial statements by full integration method, has been removed from the consolidation perimeter.

  On April 19th, Telefónica Wholesale Services, S.L.(TIWS), the Spanish subsidiary of Telefónica Datacorp, S.A., carried out a capital increase of 212.68 million Euros, that was both fully subscribed and paid by Telefónica, S.A. by means of a non–monetary contribution from the Uruguayan company, Telefónica International Wholesale Services America, S.A. Following this operation, Telefónica, S.A. owns 92.513% of the capital of the Spanish company TIWS, which continues to be consolidated within Telefónica Group's financial statements by the full integration method; Telefónica Group owns 100% of the company's shares.

  In March, the Telefónica Group purchased 50% of the shares held by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in the Spanish company Azeler Automoción, S.A. Following the sale, the Telefónica Group now controls the entire Azeler stake. The company, which was consolidated within Telefónica Group's financial statements by equity method, has now been incorporated by full integration method.

At the same time as the previous operation, the Telefónica Group sold the 50% it held in the Spanish company Iniciativas Residenciales en Internet, S.A. (ATREA) to BBVA. Following this sale ATREA, which was consolidated within Telefónica Group's financial statements by equity method, has been removed from the consolidation perimeter.

This combined operation involved a total payment of 1.84 million euros and generated goodwill amounting to 1.54 million euros.

  On April 14th 2005, the company Onetravel.com, Inc. was sold for 26.4 million dollars. Telefónica's stake in this company was 54.15%. The capital gain registered in this disposal amounted 3 million Euros and was recorded under the item "Gains on sale of fixed assets ". The company, which was included in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

  On June 10th, the European Commission authorized the takeover of the Czech telecommunications company Cesky Telecom by means of the acquisition of 51.1% of the company's share capital. The deal was closed on June 16th, offering a price of 502 Czech Crowns per share, which represented a total purchase price of 2.747 billion Euros. Later, Telefónica launched a compulsory takeover bid for the remaining 48.9% of outstanding shares still controlled by minority shareholders. On September 19th, the takeover bid for the remaining shares ended, acquiring Telefónica S.A. 58,985,703 shares at a price of 456 Czech Crowns per share (911.3 million euros). After this purchase, the stake of Telefónica in the Czech company reach 69.41% of the share capital The company has been included within Telefónica Group's financial statements by the full integration method.

  In June, Telefónica, S.A. has sold 4,300,000 shares of its subsidiary Telefónica Publicidad e Información, S.A. This capital gain has been recorded within Telefónica Group's financial statements under the item "Gains on disposals of consolidated companies". Following this transaction, Telefónica Group owns 59.9% of TPI. The company continues to be consolidated within Telefónica Group's financial statement by the full integration method.

  In June, the Spanish company, Terra Networks Latam, S.L., and the Dominican company, Terra Networks Caribe, S.A., were dissolved. Both companies, which were consolidated in Terra Group's financial statements by the full integration method, have been removed from the consolidation perimeter.

  In July, it took place the merger by absorption of Terra Networks, S.A. by Telefónica, S.A., with the termination of the former company, and the en bloc transmission of all its assets to the latter company, through the provision of Telefónica, S.A. treasury stock, in a proportion of 2 Telefónica shares for every 9 Terra shares. The company, which was included in Telefónica Group's financial statements using the full integration method, has been removed from the consolidation perimeter.

Telefónica de España Group

  The Spanish company Soluciones Tecnológicas para la alimentación, S.L., in which Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. had a 45% stake, was sold in February and has been removed from the Telefónica Group consolidation perimeter where it was consolidated by equity method.

  In March, Telefónica de España S.A.U.'s sold its stake of 0.73% in INTELSAT for 17.77 million euros, obtaining a capital gain of 17.58 million euros. The company was recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.

  In May, Telefónica Soluciones Sectoriales, S.A. is not anymore a shareholder of the Spanish company IT7 (formerly Incatel), Instituto Canario de Telecomunicaciones S.A.. It has returned the 31% stake they owned at December 31st, 2004 to its partners. The company has been removed from Telefónica Group's consolidation perimeter, where it was included by the equity method.

  In June, the Spanish company Segurvirtual MVS, S.A., in which Telefónica Data España, S.A. owned 49% of the shares, was liquidated. The company has been removed from Telefónica Group's consolidation perimeter, where it used to be included by the equity method.

  Also in June, the Salvadoran company Telefónica Sistemas el Salvador, S.A. de C.V., a company in which Telefónica Soluciones Informáticas y Comunicaciones de España, S.A.U. owns 99.5 % of the shares, has started its liquidation; it has been removed from Telefónica Group's consolidation perimeter, where it was consolidated by the full integration method.

  Telefónica Telecomunicaciones Públicas took part in the constitution of the Spanish company Telefónica Salud, S.A., subscribing and paying up 51% of the new company's initial share capital, a total of 0.06 million euros. The company has been included in the consolidation perimeter of the Telefónica Group by using the full integration method.

  Telefónica Soluciones Sectoriales, S.A. took part in the constitution of the Spanish company Ceuta Innovación Digital, S.L., subscribing and paying up 40% of its initial share capital. The company has been included in the consolidation perimeter of the Telefónica Group using the equity method.

  On September 1st, in accordance with the decisions made by the sole shareholder, the Spanish company Agencia de Certificación Electrónica, S.A. was taken over by its sole shareholder Telefónica Data España, S.A. The company, which was included in Telefónica Group's financial statements using the full integration method, has been removed from the consolidation perimeter.

Telefónica Latinoamérica Group

  In March, the Dutch company Telefónica International Holding, B.V., wholly owned by Telefónica Internacional, S.A., sold its 14.41% stake in the US company Infonet Services Corporation, Inc.

  Telefónica Internacional, S.A.U. has acquired 2.99% of the Chinese telecommunications company, China Netcom Group Corporation (Hong Kong) Limited (CNC) share capital, at a price of 11.45 Hong Kong dollars per share, which represents a total price of 240 million euros. In September, it acquired an additional 2.01% of the share capital of the Chinese company for 184 million euros. Following this purchase, the stake of Telefónica in China Netcom rose to 5%. The company is consolidated in Telefónica Group's financial statements at market value.

  During July 2005, Telefónica Internacional, S.A. acquired 100% shareholding in Terra México Holding, Terra Colombia Holding, Terra Guatemala, Terra Venezuela, Terra Argentina and Terra USA from Telefónica, S.A. Furthermore, on that same date, Telefónica Internacional, S.A. took over 100% of the net debt that said companies from the Terra Group held with Telefónica, S.A.

  In August, Telefónica Internacional sold the US company Communication Technology, Inc. (CTI), in which it was the sole shareholder, leading to a capital loss of 3.71 million euros that appear in the Telefónica Group profit and loss account under the heading "Losses from the sale of consolidated companies". The company, which was included in the consolidated accounts of the Telefónica Group by using the full integration method, has been removed from the consolidation perimeter.

  The Spanish company Telefónica DataCorp, S.A. fully subscribed the capital increase made by the Colombian company Telefónica Data Colombia, S.A. in September. Following this contribution, the Spanish company's shareholding in the Colombian company increased from 65% to the current 100%. The Colombian company continues to be consolidated within Telefónica Group's financial statements by the full integration method.

Telefónica Móviles Group

  On January 7th and January 11th 2005, respectively, 100% of the shares in the BellSouth Chile and Argentina operators were purchased, thus concluding the acquisition of BellSouth operators in Latin America.

The total acquisition price for Telefónica Móviles, adjusted by the net debt of these companies, totaled 510.86 million euros for Radiocomunicaciones Móviles S.A. (Argentina) and 307.43 million euros for Telefónica Móviles Chile, S.A.

  On October 8th 2004, Telesp Celular Participações, S.A. approved a capital increase of approximately 2,054 million reaies. This increase was completed on January 4th 2005 and was completely subscribed. Following this capital increase and after the capitalization of tax credits of July 2005, mentioned hereafter, Brasilcel, N.V.'s 65.12% stake rose to 66.10%.

  During 2005, TES Holding, S.A., fully–owned by Telefónica Móviles, S.A., has acquired an additional stake in Telefónica Móviles El Salvador, S.A.. Following the acquisition, TES Holding, S.A. stake increased to 99.02%. The company continues to be consolidated within Telefónica Group's financial statement by the full integration method.

  In April 2005, the tender offer launched for the minority outstanding shareholdings of the Peruvian company, Comunicaciones Móviles de Perú, S.A., was concluded, increasing its stake in this company up to 99.89%. Later, on June 1st 2005, the merger of Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C took place. Therefore, Telefónica Móviles Group has both direct and indirect stakes of 98.03% in the new company, Telefónica Móviles Perú, S.A. The company is included within Telefónica Group's financial statements by the full integration method.

  Following the acquisition of an additional 0.40% stake in Telefónica Móviles Panamá in 2005, as a result of the tender offer launched in 2004, Telefónica Móviles's stake increased to 99.98%. The company continues to be consolidated within Telefónica Group's financial statement by the full integration method.

  In June 2005, the Spanish company Tempos 21 Innovación en Aplicaciones Móviles, S.A., was consolidated within Telefónica Group's financial statments by the equity method, with a retroactive effect starting as from January 1st 2005.

  In July 2005, Brasilcel capitalized the tax credits used by Tele Centro Oeste Celular Participações, S.A. (TCO), Celular CRT, S.A. (CRT), Tele Sudeste Celular Participações (TSD), S.A. and Tele Leste Celular Participações, S.A. (TBE) resulting from the tax utilization of the goodwill in those companies. This capitalization did not entail any cash outflow for Brasilcel, N.V., but it has caused an increase in Brasilcel, N.V.'s shareholdings in those companies. Brasilcel, N.V.'s stakes in the companies' share capital have increased to: 91.0% in TSD, 50.7% in TBE, 66.4% in CRT and 34.7% in TCO.

TPI Group

  The Spanish company 11888 Servicio Consulta Telefónica, S.A., wholly owned by Telefónica Publicidad e Información, S.A. (TPI), constituted, subscribed and fully paid all of the share capital of the French company Services de Renseignements Telephoniques, S.A.S. by the 0.04 million euros. The company is now incorporated in the consolidated accounts of the Telefónica Group by full integration method.

  11888 Servicio Consulta Telefónica, S.A. also constituted the Italian company Servizio Di Consultaziones Telefónica, S.R.L., subscribing and paying up 0.01 million euros for all of the shares forming its share capital.The company has been included in the consolidated financial statements of the Telefónica Group by full integration method.

Telefónica Contenidos GRoup

  During the first quarter, the Telefónica de Contenidos Group sold all of the shares it held in LS4 Radio Continental, S.A. and Radio Estéreo, S.A., obtaining capital gains of 6.82 and 0.19 million euros, respectively. The companies, which were included in the financial statements of the Telefónica Group by full integration method, have been removed from the consolidation perimeter.

Atento Group

  On July 29th, Atento Brasil, S.A. took over the entire shareholding in the Brazilian company Beans Administradora de Cartóes de Crédito, Ltda. In August, Beans merged with its parent company Atento Brasil, S.A. The company, which was included in the Telefónica Group's consolidated financial statements by the full integration method, has been removed from the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward–looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward–looking nature of discussions of strategy, plans or intentions.

Such forward–looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

This document contains financial information/data reported under IFRS. This data is preliminary as full compliance with International Financial Reporting Standards is not required until 31 December 2005, unaudited, and is therefore subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final information under these regulations. In addition, the IFRS financial information contained herein may not be comparable to financial information published by Telefónica that was prepared under Spanish GAAP.

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email:

Ezequiel Nieto – ezequiel.nieto@telefonica.es

Diego Maus – dmaus@telefonica.es

Dolores García – dgarcia@telefonica.es

Isabel Beltrán - i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 11th, 2005	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer